Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___August___ 2006
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




             This Form 6-K consists of the following:


Press Release dated August 4, 2006 of the Second Quarter Results
_______________________________________________________________________________

     Attention Business/Financial Editors:
     TELUS Reports Second Quarter Results

     Strong wireless and high-speed Internet results

     Increasing 2006 guidance for revenue, EPS and capital expenditures

     VANCOUVER, Aug. 4 /CNW/ - TELUS Corporation (TSX: T and T.A / NYSE: TU) today reported for the second quarter of 2006 a six per cent increase in revenues to $2.1 billion from a year ago due to continued strong wireless performance and good high-speed Internet and wireless subscriber growth. Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 4% due to strong wireless growth partly offset by increased restructuring charges this quarter. Earnings per share (EPS) for the second quarter were $1.03, compared to 53 cents for the same period a year ago. EPS this quarter included favourable tax related adjustments totaling 34 cents per share. When normalizing for various items, EPS this quarter increased by approximately 23% due primarily to underlying EBITDA growth and lower financing costs from a lower debt level.


     FINANCIAL HIGHLIGHTS
     -------------------------------------------------------------------------
     C$ in millions, except per share amounts   3 months ended
                                                    June 30
     (unaudited)                               2006         2005     % Change
     -------------------------------------------------------------------------
     Operating revenues                     2,135.2      2,018.5          5.8
     EBITDA(1)                                897.1        865.0          3.7
     Operating income                         515.0        465.9         10.5
     Income before income taxes and
      non-controlling interest                377.9        297.2         27.2
     Net income(2)                            356.6        189.5         88.2
     Earnings per share (EPS), basic(2)        1.03         0.53         94.3
     Capital expenditures                     458.8        408.7         12.3
     Cash provided by operating activities    813.0        687.7         18.2
     Free cash flow(3)                        198.6        207.8         (4.4)
     -------------------------------------------------------------------------

     (1) Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring and workforce reduction costs. See Section 11.1 of Management's discussion and analysis. Restructuring and workforce reduction costs were $30.7 million in the second quarter of 2006 compared to $7.4 million in the second quarter of 2005. EBITDA before restructuring costs in the second quarter of 2006 was up 6.4% compared to same period a year ago.
     (2) Net income and EPS for the three month period in 2006 includes approximate favourable impacts of $107 million or 32 cents per share due to the revaluation of net future income tax liabilities due to lower enacted Federal tax rates for future years and lower enacted Alberta tax rates, as well as $12 million or two cents per share for recognition of investment tax credits for assets capitalized in prior years. Net income and EPS for the three month period in 2005 included unfavourable impacts of $17.5 million or three cents per share for an accrual in respect of a court decision in a lawsuit regarding a 1997 BC TEL bond redemption matter.
     (3) See Section 11.2 of Management's discussion and analysis.
     -------------------------------------------------------------------------

     Darren Entwistle, president and CEO, stated "Our national wireless and data growth strategy continues to generate strong consolidated top and bottom line growth for TELUS despite the challenging wireline environment. Wireless revenue, which is now 44% of consolidated revenue, was up 18% in the second quarter. However, TELUS' wireless operations generated EBITDA growth of 20% and a one point increase in margin to 46%, supported by a $2 increase in ARPU to $63 and a churn rate of 1.3%. Notably, wireless data revenue more than doubled to $63 million this quarter. Wireline data revenue was up 6% due in part to a 71% increase in high-speed net additions this quarter. Significantly higher restructuring charges of $30.7 million this quarter indicate the ongoing focus of the TELUS organization to realize operating cost savings through successive efficiency programs consistent with prior guidance. Reflecting our strong mid-year performance, we today announced consolidated increases in 2006 guidance for revenue, EPS and capital expenditures."

     Robert McFarlane, executive vice president and CFO, said "today's strong increase in earnings per share was due to a number of factors this quarter. These included EBITDA growth driven by our excellent wireless results, lower financing charges primarily due to the December 2005 early redemption of $1.6 billion of debt, positive tax adjustments this quarter due to the enactment of lower Federal and Alberta tax rates and recognition of investment tax credits, as well as lower shares outstanding. Again this quarter, TELUS returned significant capital to shareholders with our 27.5 cent quarterly dividend and the repurchase of 5.6 million shares for $249 million. Successive repurchase programs have resulted in shares outstanding of 341.3 million at June 30, 2006 being down 4.5% from a year ago. Finally, we have successfully taken initial steps regarding the refinancing of the 7.5% Notes coming due in June 2007. Reflecting our strong financial position and superior access to the capital markets, in May, TELUS publicly issued $300 million of 5.00% seven year Notes in a very well received transaction. We have also entered into forward starting interest rate swap agreements that fix the interest rate on an additional $300 million of future debt issuance as part of the 2007 Note refinancing."

     _________________________________________________________________________
     This news release contains statements about expected future events and financial and operating results of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results and events to differ materially from that expressed in the forward-looking statements. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2006 guidance), qualifications and risk factors referred to in the Management's discussion and analysis - August 2, 2006.
     _________________________________________________________________________



     OPERATING HIGHLIGHTS

     TELUS wireless
     Profitable subscriber growth continues
     - Revenues increased by $143 million or 18% to $945 million in the second quarter of 2006, when compared with the same period in 2005
     - EBITDA increased by $74 million over the second quarter of 2005 representing 20% growth, despite higher gross additions and cost of acquisition expenses
     - ARPU (average revenue per subscriber unit per month) improved by $2 to $63. The data component of ARPU increased by 94% to $4.45
     - Cost of acquisition per gross addition increased 15% to $394 due to increased promotional and competitive activity, but was down $35 from the previous quarter
     - Quarterly net subscriber additions were 123,900, down 5.5%, with stable year over year postpaid additions of 103,300 but lower prepaid loading
     - Blended monthly churn improved to 1.30% from 1.37% a year ago. Notably, postpaid churn was a record low 0.90% this quarter
     - Cash flow (EBITDA less capital expenditures) increased by $42 million or 17% to $293 million in the second quarter due to higher EBITDA offset by increased capital expenditures
     - Full year 2006 guidance increased by $25 million for wireless revenues and subscriber net additions range of 560,000 to 590,000 (previous guidance was greater than 550,000)

     TELUS wireline
     Data revenue growth offset by increased local and long-distance competition
     - Revenues decreased by $27 million or 2.2% when compared to the second quarter of 2005 due to increased erosion in local and long distance revenues
     - Data revenues increased 6.1% driven by increased Internet and enhanced data service revenues
     - Long-distance revenue declined 10% to $206 million, reflecting industry wide trends of lower volumes, strong price competition and technological substitution
     - EBITDA declined by $42 million or 8.5%, due primarily to lower revenues and $22 million of higher restructuring and workforce reduction costs
     - Non-incumbent revenue in Central Canada increased 3.7% over the second quarter of 2005
     - High-speed Internet net adds were 29,200, up 71% from a year ago bringing TELUS' total Internet subscriber base to 1.05 million
     - Network access lines declined by 44,000 in the quarter, down 2.6% from a year ago reflecting residential line losses as result of ongoing competitive activity and wireless substitution
     - Cash flow (EBITDA less capital expenditures) was down 29% to $145 million, due to lower EBITDA and higher capital expenditures due to growth investments including strong housing growth in Western Canada, broadband build and billing system development
     - Full year 2006 guidance adjustments include a narrowed revenue range by $25 million at high end and an increase in capital expenditures to approximately $1.15 billion (up $50 to $100 million)



     CORPORATE DEVELOPMENTS

     TELUS continues share repurchases

     During the second quarter, TELUS continued to purchase shares under its Normal Course Issuer Bid. TELUS repurchased a total of 5.6 million shares (2.91 million common and 2.64 million non-voting), for a total outlay of $249 million.
     TELUS commenced its most recent Issuer Bid program on December 20, 2005 with the intention, if considered advisable, to purchase and cancel, over a 12-month period, up to 12 million of its common shares and 12 million of its non-voting shares on the Toronto Stock Exchange, representing approximately 7% of the issued and outstanding shares of each class.
     Since this second program commenced, a total of 11.9 million shares have been repurchased, for an outlay of $539 million, representing 50% of the
24.0 million shares authorized. Since December 2004, TELUS has repurchased a total of 33.7 million shares for an outlay of $1.45 billion under two share repurchase programs. TELUS believes that such purchases are in the best interest of TELUS and constitute an attractive investment opportunity and desirable use of company funds that should enhance the value of the remaining shares.

     Successful $300 million debt issue

     In May, TELUS successfully issued 5.00% Notes, Series CB, with a seven year maturity for aggregate gross proceeds of C$300 million. The net proceeds of the offering were used pay for the early termination of cross-currency swap agreements related to TELUS' 7.5% US dollar notes that mature in 2007.
     In addition, the Company has entered into forward starting interest rate swap agreements that have the effect of fixing the underlying interest rate on up to $300 million of future debt issuance.
     TELUS has now taken two steps towards refinancing a significant amount of the 7.5% Notes coming due in June 2007.

     Telecom industry regulatory decisions and developments

     On June 13, federal Industry Minister Maxime Bernier tabled an unprecedented policy directive to the Canadian Radio-television and Telecommunications Commission (CRTC), advising the regulatory body to "rely on market forces to the maximum extent feasible." The directive followed a 350-page report issued in March by the federal government's Telecom Policy Review panel that recommended that the CRTC ease restrictions on telecommunications corporations in the interest of allowing consumers the full benefits of competition.
     Though it does not result in any immediate regulatory changes, the Minister's directive is good news for TELUS and its customers, as it should result in TELUS being able in future to offer more flexible pricing, product bundles, and services.
     The CRTC issued two other decisions significant to TELUS in April. In its 'forbearance' decision the Commission set a cumbersome and lengthy process for the deregulation of local telephony services. This is in sharp contrast to the recommendations of the telecom policy review. In the same decision, the CRTC did reduce from one year to 90 days the timeframe, during which TELUS and other incumbent telcos are prohibited from conducting customer winback promotions. TELUS, along with a number of other telephone companies has launched a Cabinet appeal of this decision. TELUS and the other telcos have requested that the decision be returned to the CRTC for reconsideration.
     In a separate and positive decision, the CRTC ruled that mobile television broadcasting will not be regulated, giving TELUS the flexibility to continue developing its mobile TV service to meet market demands without regulatory impediments.
     In May, the CRTC initiated its public process for the third price cap review that was initially scheduled for last year. The CRTC review will include an October oral public hearing. TELUS is pleased that the CRTC has set out a narrow and focused scope of issues for the review, and believes that reduced regulation in the area of local service price caps is essential in light of increasing competition in all segments of the telecommunications services industry. Such an approach is consistent with the recent recommendations of the Telecom Policy Report.
     In June, TELUS filed with the CRTC comments on the reconsideration of the Commission's decision to regulate voice over Internet protocol (VoIP) services offered by incumbent telcos. This process flows from the successful Cabinet appeal launched by TELUS and other telcos that resulted in the Government referring the original decision back to the Commission. TELUS' position is that with respect to incumbent local exchange carriers, residential and business access-independent VoIP services should be forborne from regulation on a service-wide basis. Residential and business access-dependent VoIP services should be forborne in areas where users have access to competing services provided over the network of at least one other full facilities-based provider.

     CONSUMER SOLUTIONS

     TELUS expands wireless data networks across Canada

     In the second quarter, TELUS expanded its Wireless High Speed service to six more centres: Victoria, Kelowna, Kamloops, Medicine Hat, Lethbridge and Red Deer. Since launching the service in November 2005, TELUS has launched Wireless High Speed in 19 centres across Canada, also including Vancouver, Whistler, Calgary, Edmonton, Fort McMurray, Toronto, Ontario's Golden Horseshoe and Muskoka regions, Ottawa, Montreal, Mont-Tremblant, St. Jovite and Quebec City.
     TELUS also announced an investment of nearly $10 million to expand its digital network coverage to additional communities across Quebec. By the Fall of 2006, TELUS' national 1X digital wireless network is expected to cover locations in the Mauricie, Chaudiere-Appalaches, Gaspe Peninsula, and Lower Saint-Lawrence regions. TELUS' CDMA network currently reaches approximately 95 per cent of the Canadian population.

     Innovative wireless products

     TELUS launched eight exclusive wireless devices in the quarter, including the Motorola Q, the world's slimmest QWERTY smartphone, in June. In addition to the MOTOQ, TELUS introduced the Nokia 6265i; the Samsung A950; the Migo phone for pre-teens; and, on the Mike network, the Motorola i833 by Pininfarina; the Motorola i650; the Motorola i580; and the BlackBerry 7100i - all exclusively available in Canada through TELUS.

     TELUS mobile entertainment and information services

     TELUS continued to build upon and leverage its innovative SPARK(TM) line-up through three significant announcements this quarter.
     TELUS clients across the country now have access to the Canada's first streaming mobile radio service. TELUS Mobile Radio(TM) - powered by XM Canada, offers clients commercial-free music and the best in comedy, talk and entertainment.
     In June, TELUS announced it had become the exclusive wireless sponsor of Canadian Idol, leveraging TELUS' innovative line-up of SPARK services as viewers can text-in votes for their favourite performers, receive the latest Idol news and download video footage, ringtones, images and full-track version of songs performed on the show.
     With the recently announced cross-border multimedia messaging service
(MMS), TELUS clients can instantly share video and picture messages with friends, family and colleagues in the U.S. who subscribe to wireless services with some of the United States' largest mobile carriers.

     BUSINESS SOLUTIONS

     TELUS Business Solutions helps customers assess technology investment

     This quarter, TELUS Business Solutions embarked on a campaign to help its customers effectively measure the value of their integrated communications technology investments. With IDC Canada, TELUS has created a new assessment tool to help companies evaluate and improve the business value of their technology investments, enabling them to benchmark their organization's implementations in comparison to their peers and ensure tighter alignment of communications and IT investments with overall business strategy and planning.

     TELUS supports healthcare providers

     Innovative TELUS Healthcare Solutions help healthcare providers improve the delivery of patient care at the hospital, in the community, at home or on the move.
     In April, TELUS and the Government of British Columbia announced the expansion of telethoracic services in rural and remote parts of northern British Columbia. Video-conferencing technology from TELUS allows thoracic surgeons to assess patients without the inconvenience and expense of extensive travel by patients or doctors.
     In May, TELUS launched mytelus.com/health, a new online service designed to provide Canadian-specific and up-to-date content about health and wellness. mytelus.com/health was created in partnership with Capital Health (Edmonton and area region), Irving K. Barber Learning Centre at the University of British Columbia, and MediResource Inc. to provide Canadians with trusted and reliable health information. It also provides TELUS with a gateway to enable further e-health applications.

     TELUS SafetyNet provides tools for disaster response

     In May, TELUS launched TELUS SafetyNet(TM) service, a comprehensive set of mission critical emergency response communications and technology services that assist government, security personnel and other emergency responders communicate and co-ordinate their activities during emergencies.
     TELUS SATCOLTs (satellite cellsite on light trucks) are a cornerstone of the TELUS SafetyNet solutions suite. The SATCOLTs can be driven or flown into a disaster zone and set up in about an hour to provide mobile communications for up to 1,000 simultaneous users. A TELUS crew can distribute hundreds of Mike handsets to emergency personnel and government officials at the scene of a disaster, providing them communication via dedicated satellite links within the disaster zone and to headquarters and support resources thousands of kilometers away, even if the area's entire communications infrastructure has been destroyed.

     Expanding Ontario presence

     TELUS is putting down deeper roots in both Toronto and the national capital region with two new office towers.
     In July, TELUS announced that it is moving forward on the development of a landmark building in downtown Toronto. The TELUS tower, situated adjacent to the Air Canada Centre, is being developed by Menkes Union Tower Ltd., a joint venture partnership between Menkes Developments Ltd., Hospitals of Ontario Pension Plan (HOOPP) and Halcyon Partners Fund, an institutional real estate equity fund. TELUS will be the lead tenant of the building, occupying approximately 440,000 square feet or 60 per cent of the total rentable area, and will have prominent roof-top and podium signage rights. Occupancy is expected in 2009.
     In June, TELUS broke ground in Ottawa on a state-of-the-art 'green' building that will bring together some 300 TELUS employees currently located in various locations across the city in a building that is environmentally friendly, celebrates innovation, and inspires business growth in the community. Occupancy is expected in 2007.

     PARTNER SOLUTIONS

     Unique approach to telecom service provider market wins award

     TELUS Partner Solutions' received industry recognition in the quarter with TELUS being named Canada's top national directory assistance provider for the third time in three years. The Paisley Group, a directory assistance/operator services consulting company, conducted their semi-annual North American audit, also naming TELUS one of the top three third-party providers in the United States. TELUS Partner Solutions provides a full-suite of telecom services to service providers across Canada, U.S. and International markets. By leveraging Canada's advanced network and recognized quality leadership, TELUS offers a unique and wide range of differentiated services to the service provider market.

     OTHER DEVELOPMENTS

     TELUS teams recognized for excellence in business support, privacy policy

     In June, TELUS' 60-member Business Enablement team for National Service Fulfillment was honoured with the Stevie Award for Best Support Team. The Stevies are one of the world's premier business award competitions, with more than 700 companies and individuals around the world nominated this year. TELUS' team was recognized for their ability to make emerging technologies and often-complex process changes simple for TELUS customers and employees in more than 135 initiatives over the last three years.
     In May, Nymity recognized TELUS for having the best corporate privacy policy in the Canadian telecommunications industry and one of the top 10 privacy policies among Canadian companies. Nymity evaluates privacy policies from hundreds of companies across Canada in eight key business sectors and awards companies that best provide clear, complete and readily available notice of their privacy policies and practices. Nymity's policy judging criteria included consent practices, individual access, accountability and safeguards.

     TELUS executives recognized for excellence in leadership, investor relations and security

     In June, TELUS Corporate Affairs executive vice-president Janet Yale was honoured with the 2006 Women Leader of the Year Award by the Federated Press. The award recognized Ms. Yale's leadership of a national team responsible for the creation, execution and oversight of all aspects of corporate affairs including public policy, law, regulation, government relations and corporate communications. The award adds to an impressive list of accolades Ms. Yale has received in her career, including the Queen's Golden Jubilee Medal, the Canadian Women in Communications Woman of the Year award, and being listed among Canada's Top 100 Most Powerful Women by the Women's Executive Network.
     In May, TELUS Investor Relations vice-president John Wheeler received the 2006 Canadian Investor Relations Institute (CIRI)'s Award for Excellence in Investor Relations. CIRI's highest award honours each year an individual who has made an outstanding contribution to the investor relations profession and to CIRI. Mr. Wheeler oversees the team responsible for managing TELUS relationships with the investment community and communicating financial and other information to its many stakeholders. His team has contributed to TELUS consistently receiving numerous awards for financial disclosure and communications over the years.
     In June, TELUS vice-president and Chief Security Officer Gene McLean was named Security Director of the Year by Canadian Security Magazine's editorial advisory board. Mr. McLean leads a team responsible for all aspects of TELUS' security, from physical security of buildings and facilities to the security of sensitive data. Mr. McLean received five nominations for the honour, more than any other nominee. One nominee noted Mr. McLean's creation of the Information Protection Centre, which works with TELUS' IT department to help ensure the company's corporate information assets are protected.

     TELUS Community Ambassadors making a difference

     TELUS launched its Community Ambassadors program in June. The Ambassadors are retired and active TELUS team members who have been coming together in communities across Canada for decades to take on volunteer projects. Examples include, raising funds to fill backpacks full of school supplies for needy children and knitting and handing out dolls at hospitals. The program will build on that legacy by recognizing their work with annual awards, creating a website and newsletter dedicated to telling the stories of the volunteers' hard work, helping the Ambassadors coordinate their efforts, and giving them resources for their work. TELUS will also provide vans to transport volunteers and supplies, and is helping them expand the program to new communities across British Columbia, Alberta, Ontario, and Quebec.

     Creating future friendly communities

     This quarter, TELUS continued rolling out community boards across Canada, with launches in Montreal and Toronto. Comprised of well-connected members of the community and local TELUS executives, each of the seven boards is mandated to seek out grassroots charitable projects for $500,000 in annual donations in each community.
     TELUS supported the BC Children's Hospital and Canucks for Kids telethons with donations of call centre technology and expertise this quarter. More than 150 TELUS team members volunteered their time to staff the call centres, helping the telethons raise a total of more than $13 million.
     The second TELUS Tour for the Cure set off from Victoria in April. The tour is visiting 34 communities across B.C., sharing information about the importance of screening mammographies in the fight against breast cancer. The tour visited 28 communities in its first year in 2005, and was visited by more than 200,000 people.

     Dividend declaration

     The Board of Directors declared a quarterly dividend of twenty-seven and a half cents ($0.275) per share on outstanding Common and Non-Voting Shares payable on October 1, 2006 to shareholders of record on the close of business on September 8, 2006.

 For further information:

 Media relations:                             Investor relations:
 Julie Smithers,                              Robert Mitchell,
 (416) 684-6817,                               (416)279-3219,
 julie.smithers(at)telus.com;                 ir(at)telus.com/


     Certain products and services named in this release are trade-marks. The symbols (TM) and (R) indicate those owned by TELUS Corporation or its subsidiaries. All other trade-marks are the property of their respective owners.
______________________________________________________________________________

     Forward-looking statements

     -------------------------------------------------------------------------
     This report and Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

     Assumptions for 2006 guidance purposes include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including gross domestic product growth of 3.1% in Canada; increased wireline competition in both business and consumer markets; a wireless industry market penetration gain similar to the approximately five percentage point gain in 2005; up to $100 million of restructuring and workforce reduction expenses; an effective tax rate of approximately 26%; no prospective significant acquisitions or divestitures; no change in foreign ownership rules; and maintenance or improvement of investment-grade credit ratings.

     Factors that could cause actual results to differ materially include but are not limited to: competition; technology (including reliance on systems and information technology); regulatory developments (including wireless number portability and possible future changes to the regulatory environment); human resources (including possible labour disruptions); business integrations and internal reorganizations; process risks (including the conversion of legacy systems and security); financing and debt requirements (including share repurchases and debt redemptions); tax matters; health, safety and environment developments; litigation and legal matters; business continuity events (including manmade and natural threats); economic growth and fluctuations (including pension performance, funding and expenses); and other risk factors discussed herein and listed from time to time in TELUS' reports, public disclosure documents including the Annual Information Form, and other filings with securities commissions in Canada (filed on SEDAR at sedar.com) and the United States (filed on EDGAR at sec.gov).

     For further information, see Section 10: Risks and risk management of TELUS' annual 2005 Management's discussion and analysis, as well as updates reported in Section 10 of TELUS' 2006 first quarter Management's discussion and analysis and this document.
     -------------------------------------------------------------------------

     Management's discussion and analysis

     August 2, 2006

     The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and six-month periods ended June 30, 2006 and 2005, and should be read together with TELUS' interim consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.
     TELUS' interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 18 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.
      TELUS has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units, segments and the Company. In addition, non-GAAP measures are used in measuring compliance with debt covenants. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.



     Management's discussion and analysis contents
     -------------------------------------------------------------------------
     Section                       Contents
     -------------------------------------------------------------------------
     1.  Overall performance       A summary of TELUS' consolidated results
                                   for the second quarter and first half of
                                   2006
     -------------------------------------------------------------------------
     2.  Core business, vision     Examples of TELUS' activities in support of
         and strategy              its six strategic imperatives
     -------------------------------------------------------------------------
     3.  Key performance drivers   TELUS' 2006 priorities
     -------------------------------------------------------------------------
     4.  Capability to deliver     An update on TELUS' capability to deliver
         results                   results
     -------------------------------------------------------------------------
     5.  Results from operations   A detailed discussion of operating results
                                   for the second quarter and first half of
                                   2006
     -------------------------------------------------------------------------
     6.  Financial condition       A discussion of significant changes in the
                                   balance sheet at June 30, 2006, as compared
                                   to December 31, 2005
     -------------------------------------------------------------------------
     7.  Liquidity and capital     A discussion of cash flow, liquidity,
         resources                 credit facilities, off-balance sheet
                                   arrangements and other disclosures
     -------------------------------------------------------------------------
     8.  Critical accounting       A description of accounting estimates and
         estimates and             changes to accounting policies
         accounting policy
         developments
     -------------------------------------------------------------------------
     9.  Revised annual guidance   A discussion of revisions to TELUS' annual
         for 2006                  guidance for 2006
     -------------------------------------------------------------------------
     10. Risks and risk            An update of risks and uncertainties facing
         management                TELUS and how it manages these risks
     -------------------------------------------------------------------------
     11. Reconciliation of         A description, calculation and
         non-GAAP measures and     reconciliation of certain measures used by
         definition of key         management
         operating indicators
     -------------------------------------------------------------------------

     1.   Overall performance

     1.1  Materiality for disclosures

     Management determines whether or not information is material based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

     1.2  Consolidated highlights

     -------------------------------------------------------------------------
     ($ millions, except
      shares, per share            Quarters              Six-month periods
      amounts and                ended June 30              ended June 30
      subscribers)           2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Operating revenues   2,135.2  2,018.5    5.8 %  4,215.7  3,993.2    5.6 %

     Operating income       515.0    465.9   10.5 %    974.6    919.9    5.9 %

     Income before income
      taxes and non-
      controlling interest  377.9    297.2   27.2 %    706.2    611.3   15.5 %

     Income taxes            18.7    106.0  (82.4)%    134.8    176.3  (23.5)%

     Net income             356.6    189.5   88.2 %    566.7    431.7   31.3 %

     Earnings per share,
      basic ($)              1.03     0.53   94.3 %     1.63     1.20   35.8 %
     Earnings per share,
      diluted ($)            1.02     0.52   96.2 %     1.62     1.19   36.1 %

     Cash dividends
      declared per
      share ($)             0.275     0.20   37.5 %     0.55     0.40   37.5 %

     Cash provided by
      operating activities  813.0    687.7   18.2 %  1,486.1  1,416.1    4.9 %
     Cash used by
      investing activities  486.1    410.0   18.6 %    802.2    716.2   12.0 %
       Capital
        expenditures        458.8    408.7   12.3 %    779.3    681.9   14.3 %
     Cash used by
      financing activities  344.4    383.9  (10.3)%    711.1    455.3   56.2 %

     Subscriber
      connections(1)
      (thousands) at
      June 30              10,404    9,878    5.3 %

     EBITDA(2)              897.1    865.0    3.7 %  1,759.8  1,721.2    2.2 %
     Free cash flow(3)      198.6    207.8   (4.4)%    838.7    774.4    8.3 %
     -------------------------------------------------------------------------
     pts - percentage points

     (1) The sum of wireless subscribers, network access lines and Internet subscribers measured at the end of the respective periods.
     (2) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
     (3) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

     -------------------------------------------------------------------------

     Highlights, as discussed in Section 5: Results from operations, include the following (comparing results for the second quarter and first six months of 2006 to the respective periods in 2005):

     - Subscriber connections increased by 526,000 over the 12-month period ended June 30, 2006, as the number of wireless subscribers grew by 14% to 4.7 million, the number of Internet subscribers grew by 6% to
         1.05 million and the number of network access lines decreased by 2.6% to 4.6 million.

     - Operating revenues increased by $116.7 million and $222.5 million, respectively, as growth in wireless and data revenues exceeded erosion in wireline voice local, long distance and other revenues.

     - EBITDA for TELUS increased by $32.1 million and $38.6 million, respectively. Wireless segment margins improved through subscriber growth and increased ARPU (average revenue per subscriber unit per month), which exceeded increased wireless operations expenses. Wireline segment margins decreased due to higher restructuring charges and non-salary expenses, increased competition for local services and continued long distance revenue erosion. Wireline non-salary expenses increased in part because of increased advertising and promotional activity as well as increased network maintenance costs including the use of contractors primarily in the first quarter to help clear backlogs and free up TELUS staff to improve customer service. This is reflected in improved quality-of-service metrics defined by the Canadian Radio-telephone and Telecommunications Commission ("CRTC") to June 2006.

     - Operating income increased by $49.1 million and $54.7 million, respectively, as the growth in Wireless segment EBITDA continued to outpace the decrease in Wireline segment EBITDA. In addition, a resolution of prior years' tax matters provided for recognition of approximately $12 million of investment tax credits for assets capitalized in prior years that are now fully amortized, resulting in reduced amortization expenses in the second quarter of 2006.

     - Income before income taxes and non-controlling interest increased by $80.7 million and $94.9 million, respectively, due primarily to lower interest costs as a result of the early redemption of $1.578 billion of 7.50%, Series CA, Notes on December 1, 2005 and increased operating income.

     - Income taxes decreased by $87.3 million and $41.5 million, respectively, due primarily to a reduction recorded in the second quarter for the revaluation of net future income tax liabilities following enactment of lower Federal and Alberta tax rates and elimination of federal large corporations tax. The effective income tax rate was 4.9% for the second quarter of 2006.

     - Net income and earnings per share increased primarily due to reduced income taxes and financing costs as well as increased operating income. Earnings per share for the second quarter and first six months of 2006 were positively impacted by approximately 34 cents for the revaluation of net future income tax liabilities, elimination of large corporations tax and recognition of investment tax credits. For the first six months of 2005, tax adjustments for settlement of prior years' tax matters had increased earnings per share by about
         16 cents. The average number of shares outstanding in 2006 was approximately 3% lower than in 2005 due to share repurchase programs, which contributed to increased 2006 earnings per share.

     - As a result of federal and provincial income tax changes and operating performance in the first half of 2006, the Company revised its annual guidance for 2006, subject to the Forward-looking statements at the beginning of management's discussion and analysis. See Section 9: Revised annual guidance for 2006.

     Highlights, as discussed in Section 7: Liquidity and capital resources, include the following (comparing results for the second quarter and first six month of 2006 to the respective periods in 2005):

     - Cash provided by operating activities increased by $125.3 million and $70.0 million, respectively, due primarily to an increase in proceeds from securitized accounts receivable.

     - Cash used by investing activities increased by $76.1 million and $86.0 million, respectively, primarily due to greater capital expenditures for network access growth, broadband build, service development and billing system development, Wireless High Speed EVDO-capable network technology and continued enhancement of digital wireless capacity and coverage.

     - Cash used by financing activities decreased by $39.5 million in the second quarter and increased by $255.8 million in the first six months, respectively. A number of financing activities took place during the second quarter of 2006 including the public issue of $300 million of 5.00%, Series CB Notes, which mature in 2013, and the partial payment of $309.4 million of the deferred hedging liability in respect of the Company's U.S. Dollar Notes maturing in June 2007. The economic effect of the second quarter financing transactions was to finance early, approximately $300 million of debt and fix lower interest rates to mid-2013.

     - Free cash flow decreased by $9.2 million in the second quarter, but increased by $64.3 million for the first six months. Free cash flow benefited in the second quarter from increased EBITDA and lower cash interest paid, but was more than offset by lower collection of income tax and interest receivable and higher capital spending. Interest paid in the second quarter included prepayment of interest for the early termination of cross currency interest rate swap agreements and payment of a portion of interest accrued in respect of a court decision in a lawsuit for a 1997 bond redemption matter. The free cash flow improvement for the first six months was primarily due to higher EBITDA and increased collection of income tax and interest receivable, partly offset by higher capital expenditures.

     2.   Core business, vision and strategy

     The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as Section 10: Risks and risk management of TELUS' annual 2005 Management's discussion and analysis and significant updates in Section 10: Risks and risk management of this report.
     TELUS' core business, vision and strategy were detailed in its 2005 annual Management's discussion and analysis. Recent activities in support of the Company's six strategic imperatives include the following:

          Building national capabilities across data, IP, voice and wireless

     TELUS has now rolled-out its Wireless High Speed (EVDO) service to 19 Canadian cities and regions in Quebec, Ontario, Alberta and B.C. this quarter. The service offers business and consumer clients access to the fastest mobile data network in Canada (with typical download speeds of 400 to 700 kilobits per second). The Company expects to extend Wireless High Speed services to additional communities in the future.

          Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy and focus TELUS' resources on core business

     Under a previously announced agreement with the Government of B.C., TELUS has completed construction of fibre to distribution points in 61 remote communities in British Columbia, which enables future provision of high-speed Internet service to these communities by regional or community-based Internet service providers. An additional 58 communities specified in the agreement are expected to be connected as planned.
     In April 2006, TELUS acquired privately-owned FSC Internet Corp. operating as Assurent Secure Technologies ("Assurent"), a Toronto-based provider of information technology security services and products. Assurent's core business includes security software, vulnerability research, and related engineering and consulting services provided to some 90 customers in Canada, the U.S., Europe and Asia. This acquisition, with annual revenues of less than $10 million, is expected to augment TELUS' existing suite of security solutions and is also consistent with the imperative of "focusing relentlessly on the growth markets of data, IP and wireless."

          Focusing relentlessly on the growth markets of data, IP and wireless

     In June 2006, TELUS introduced cross-border multimedia messaging services ("MMS"). TELUS customers who have MMS-capable mobile phones can now instantly send and receive pictures and video to and from MMS-capable phones of friends, family and business contacts in the U.S. Customers can obtain MMS messaging services by subscribing to a SPARK(TM) feature bundle or pay a rate per picture, sound, voice or video attachment. In July, TELUS introduced TELUS Mobile Radio(TM), a real-time streaming satellite radio programming service provided by XM Canada. With this service, TELUS' subscribers are the first in Canada to have access to commercial-free music, talk and entertainment radio on their mobile phones.
     The TELUS SPARK line of mobile entertainment, information and messaging services for consumers also includes TELUS Mobile Music(TM), TELUS Mobile TV(TM), multimedia messaging, downloadable images, ring tones, videos and games, Web search tools and a broad range of online content.

          Going to the market as one team, under a common brand, executing a single strategy

     TELUS continues to take important steps toward merging into a single customer-oriented organization that's focused on being one team and defined by one national brand. In the second quarter, the TELUS logo began to replace the logos of TELUS Mobility(R), TELUS Quebec(R), TELUS Partner Solutions and TELUS Business Solutions where they appeared in the marketplace and internally across the company. The adoption of one TELUS logo reinforces the strength of the TELUS brand and advances the Company's corporate strategy as it pertains to an integrated and differentiated approach in the market place.

          Investing in internal capabilities to build a high performance culture and efficient operations

     In July 2006, the Company initiated a pilot of its new wireline billing system, which is under development. The pilot consists of the migration of a small sample set of customers to the new application supported by team members across TELUS. Key learnings from the pilot will be used in future phases of the system implementation. See Section 10.4 Process risks.

     3.   Key performance drivers

     The Company set new priorities for 2006 to advance its strategy; achieve meaningful commercial differentiation in the markets; capitalize on the technology convergence of wireless and wireline; and drive continued operating efficiency and effectiveness.

     -------------------------------------------------------------------------
            2006 corporate priorities across wireline and wireless
     -------------------------------------------------------------------------

     Advance TELUS' leadership in the consumer market through:

     - TELUS' future friendly suite of data applications for customers at home and on the move
     -   Best-in-class customer loyalty through cost-effective customer experience
     - Expanding TELUS' channel partner relationships to strengthen its distribution.
     -------------------------------------------------------------------------

     Advance TELUS' position in the business market through:

     - Innovative solutions that enhance the competitiveness of TELUS' customers and deepen their loyalty to TELUS
     - Increasing the Company's share in the business market by leveraging TELUS' mobile solutions such as high-speed data
     -   Improving delivery of managed solutions to small business customers.
     -------------------------------------------------------------------------

     Advance TELUS' position in the wholesale market through:

     - Strengthening the Company's North American reach through innovative IP solutions
     - Establishing creative and preferred partnerships to grow TELUS' national customer base
     - Optimizing the use of partner networks to complement TELUS' network investments.
     -------------------------------------------------------------------------

     Drive improvements in productivity and service excellence by:

     - Realizing efficiencies from the integration of wireline and wireless operations
     - Driving improvements in enterprise-wide productivity and customer service excellence to increase competitiveness
     - Capturing value from TELUS' investments in technology and innovation to streamline operations.
     -------------------------------------------------------------------------

     Strengthen the spirit of the TELUS team and brand, and develop the best talent in the global communications industry by:

     -   Continuing to leverage best practices across the Company
     - Cultivating a business ownership culture that embraces a philosophy of "our business, our customers, our team, my responsibility"
     - Capitalizing on TELUS' reputation as a progressive, high-performance Company to attract and retain the best team in Canada
     - Providing team members innovative opportunities for growth, development and employment options.
     -------------------------------------------------------------------------

     4.   Capability to deliver results

     4.1  Operational capabilities across wireline and wireless

          Integration of wireline and wireless operations

     The integration of wireline and wireless continues. A common branding approach is being adopted, as described above, and an integrated capital expenditure management process was implemented. See Section 10.3 Business integration and internal reorganizations.

          Development of a new billing system in the wireline segment

     The development of a new wireline billing system continues. The development includes re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contact, and information management. The expected customer service and cost benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. The Company plans to implement this project in phases, with a pilot and testing planned for the third quarter of 2006. See Section
10.4 Process risks.

          New office development and consolidation of office space in Toronto and Ottawa

     TELUS has signed an agreement to become the lead tenant in a new 30-floor office tower planned for downtown Toronto adjacent to Union Station and the Air Canada Centre. TELUS expects to occupy 440,000 square feet or 60% of the rentable area including prominent roof-top and podium signage rights. Construction on the building is expected to start in the fall of 2006 and be ready for occupancy in January 2009. The new TELUS tower is expected to become the central location for 2,000 TELUS team members in the greater Toronto area and complement TELUS' presence at Consilium Place in Toronto's East End, where 3,000 team members are located.
     In June 2006, TELUS signed an agreement for approximately 105,000 square feet of office space in a new state-of-the-art 'green' building under construction in downtown Ottawa. Approximately 300 team members from other locations across the City will be brought together at this location in 2007.

          Announcement of a new call centre in Montreal to support TELUS' small and medium business customers

     TELUS and the Government of Quebec announced the Company's plan to open a new call centre in Montreal by the end of June 2007. The new call centre is expected to create approximately 150 new jobs eligible for tax credits from the Government of Quebec, and will provide national support to TELUS' small and medium size business customers.

     4.2  Liquidity and capital resources

     The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as TELUS' annual 2005 Management's discussion and analysis
Section 9.3 Financing plan for 2006 and Section 10.7 Financing and debt requirements.
     At June 30, 2006, TELUS had access to undrawn credit facilities of approximately $1.5 billion. These, combined with expected cash flow from operations and availability under the accounts receivable securitization program, the Company believes it has sufficient capability to fund its requirements. The following table describes the status of TELUS' financing plan.

     -------------------------------------------------------------------------
     2006 financing plan and results
     -------------------------------------------------------------------------

     TELUS' 2006 financing plan is to use free cash flow generated by its business operations to:
     -------------------------------------------------------------------------

     - Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the Normal Course Issuer Bid ("NCIB")

         In the first half of 2006, the Company repurchased approximately
         4.7 million Common Shares and 6.0 million Non-Voting Shares for
         $481 million. Between December 20, 2004 and June 30, 2006, the Company repurchased approximately 33.7 million TELUS shares for
         $1.45 billion under two NCIB programs. See Section 7.3 Cash used by financing activities.
     -------------------------------------------------------------------------

     -   Pay dividends

         The declared dividend for the second quarter of 2006, payable on
         July 1, was 27.5 cents per share, as compared to 20 cents per share one year earlier. The target dividend payout ratio guideline continues to be in the range of 45 to 55% of sustainable net earnings.
     -------------------------------------------------------------------------

     -   Retain cash-on-hand for corporate purposes

         During the first half of 2006, drawn bank facilities were reduced by $68.5 million to $73.5 million. At June 30, 2006, the balance of cash and short-term investments was not significant.
     -------------------------------------------------------------------------

     Other financing objectives included:
     -------------------------------------------------------------------------

     -   Maintain a minimum $1 billion in unutilized liquidity

         TELUS had available liquidity from unutilized credit facilities of approximately $1.5 billion at June 30, 2006.
     -------------------------------------------------------------------------

     - Maintain position of fully hedging foreign exchange exposure for indebtedness

         During the second quarter of 2006, the Company terminated a number of cross currency interest rate swap agreements and entered into new cross currency interest rate swap agreements in respect of the Company's U.S. Dollar Notes maturing in June 2007. The Company entered into these agreements to reduce exposure to fluctuating interest rates and foreign currency risk.
     -------------------------------------------------------------------------

     - Give consideration to refinancing all or a portion of U.S Dollar denominated Notes due June 1, 2007 in advance of its scheduled maturity

         In contemplation of the planned refinancing of the debt maturing
         June 1, 2007, the Company had entered into forward starting interest rate swap agreements, as at March 31, 2006, that had the effect of fixing the underlying interest rate on up to $300 million of replacement debt. During the second quarter 2006, the Company publicly issued $300 million 5.00%, Series CB Notes, which mature in 2013. In addition, the Company terminated a number of cross currency interest rate swap agreements and entered into new cross currency interest rate swap agreements in respect of the Company's U.S. Dollar Notes maturing in June 2007. The Company entered into these agreements to reduce exposure to fluctuating interest rates and foreign currency risk.
     -------------------------------------------------------------------------

     - Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, or the equivalent, in the future

         Investment grade credit ratings from the four rating agencies that cover TELUS were maintained. In May 2006, Moody's Investors Service changed the outlook to "positive" for its "Baa2" ratings of TELUS Corporation. The Baa2 rating is equivalent to "BBB", which is below TELUS' desired range.
     -------------------------------------------------------------------------

     5.   Results from operations

     5.1  General

     The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company's Chief Executive Officer (the chief operating decision maker).

     5.2  Quarterly results summary

     -------------------------------------------------------------------------
     ($ in millions, except
      per share amounts)                2006 Q2   2006 Q1   2005 Q4   2005 Q3
     -------------------------------------------------------------------------

     Segmented revenue (external)
       Wireline segment                 1,189.9   1,198.6   1,209.9   1,198.6
       Wireless segment                   945.3     881.9     876.8     864.2
     -------------------------------------------------------------------------
     Operating revenues (consolidated)  2,135.2   2,080.5   2,086.7   2,062.8
       Operations expense               1,207.4   1,201.1   1,316.8   1,221.5
       Restructuring and workforce
        reduction costs                    30.7      16.7      35.5       1.6
       Depreciation                       335.2     339.2     346.2     335.6
       Amortization of intangible
        assets                             46.9      63.9      67.0      73.6
     -------------------------------------------------------------------------
     Operating income                     515.0     459.6     321.2     430.5
       Other expense (income)               9.6       4.3       9.3       7.1
       Financing costs                    127.5     127.0     171.7     144.8
     -------------------------------------------------------------------------
     Income before income taxes and
      non-controlling interests           377.9     328.3     140.2     278.6
       Income taxes                        18.7     116.1      58.8      86.9
       Non-controlling interests            2.6       2.1       2.9       1.6
     -------------------------------------------------------------------------
     Net income                           356.6     210.1      78.5     190.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net income per weighted average
      Common Share and Non-Voting
      Share outstanding
       - basic                             1.03      0.60      0.22      0.53
       - diluted                           1.02      0.60      0.22      0.53
     Dividends declared per Common
      Share and Non-Voting Share
      outstanding                         0.275     0.275      0.275     0.20
     -------------------------------------------------------------------------


     -------------------------------------------------------------------------
     ($ in millions, except
      per share amounts)                2005 Q2   2005 Q1   2004 Q4   2004 Q3
     -------------------------------------------------------------------------

     Segmented revenue (external)
       Wireline segment                 1,216.5   1,222.2   1,209.3   1,199.9
       Wireless segment                   802.0     752.5     755.6     747.0
     -------------------------------------------------------------------------
     Operating revenues (consolidated)  2,018.5   1,974.7   1,964.9   1,946.9
       Operations expense               1,146.1   1,109.1   1,178.5   1,112.8
       Restructuring and workforce
        reduction costs                     7.4       9.4      19.8      16.2
       Depreciation                       330.9     329.9     338.3     327.1
       Amortization of intangible
        assets                             68.2      72.3      79.2      80.5
     -------------------------------------------------------------------------
     Operating income                     465.9     454.0     349.1     410.3
       Other expense (income)               0.5       1.5       8.7      (3.2)
       Financing costs                    168.2     138.4     152.8     158.6
     -------------------------------------------------------------------------
     Income before income taxes and
      non-controlling interests           297.2     314.1     187.6     254.9
       Income taxes                       106.0      70.3      50.4      97.2
       Non-controlling interests            1.7       1.6       1.6       1.1
     -------------------------------------------------------------------------
     Net income                           189.5     242.2     135.6     156.6
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net income per weighted average
      Common Share and Non-Voting
      Share outstanding
       - basic                             0.53      0.67      0.38      0.44
       - diluted                           0.52      0.66      0.37      0.43
     Dividends declared per Common
      Share and Non-Voting Share
      outstanding                          0.20      0.20      0.20      0.15
     -------------------------------------------------------------------------

     The trend in consolidated Operating revenues continues to reflect strong growth in wireless revenue, which arose from the combined effects of increased average revenue per subscriber unit per month ("ARPU") and a growing subscriber base. The trend also reflects growth in wireline segment data revenue, while wireline long distance and other revenues have decreased. For the first and second quarters of 2006, wireline local revenue decreased when compared to the same periods in 2005, due to increasing competition for local services. Wireline revenues include the generally negative effect of regulatory price cap decisions.
     The trend in Operating income was affected by temporary net expenses leading up to and resulting from an extended labour disruption in 2005; such temporary expenses included in Operations expense were estimated to be approximately $16 million, $65 million and $52 million, respectively for the second, third and fourth quarter. In addition, Restructuring and work force reduction charges varied significantly by quarter, depending on the progress of initiatives under way. Quarterly depreciation shows a steady increase, when compared to the same period in the previous year, due to continued investment in shorter-life data and wireless equipment. Amortization of intangible assets is decreasing as several software assets have been fully amortized. In addition, approximately $12 million of investment tax credits were recorded against amortization expense in the second quarter of 2006 due to settlement of outstanding tax matters relating to assets capitalized in prior years that are now fully amortized.
     Within Financing costs, interest expenses trended lower except for two significant one-time charges: a second quarter 2005 accrual of $17.5 million in respect of a court decision in a lawsuit related to a 1997 BC TEL bond redemption matter and a fourth quarter 2005 charge of $33.5 million to early redeem $1.578 billion of Notes. The early redemption of Notes on December 1, 2005, contributed significantly to lower Financing costs in the first and second quarters of 2006. Financing costs were also net of varying interest income in each of the periods shown.
     The trend in Net income and earnings per share reflect the items noted above as well as a second quarter 2006 future income tax reduction arising from enacted income tax rate reductions and the elimination of federal large corporations tax. The Net income and earnings trend was also affected by tax adjustments relating to prior periods, including a first quarter of 2005 income tax recovery and related interest income net of taxes of approximately $54 million or 15 cents per share.
     Historically, there is significant fourth quarter seasonality for wireless subscriber additions, related acquisition costs and equipment sales, and to a lesser extent, for wireline high-speed Internet subscriber additions.
     In August 2006, the Board of Directors of TELUS declared a quarterly dividend of 27.5 cents per share on outstanding Common and Non-Voting Shares payable on October 1, 2006 to shareholders of record on the close of business on September 8, 2006.


     5.3  Consolidated results from operations

     -------------------------------------------------------------------------
     ($ in millions                Quarters              Six-month periods
      except EBITDA margin)      ended June 30              ended June 30
                             2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Operating revenues   2,135.2  2,018.5    5.8 %  4,215.7  3,993.2    5.6 %
     Operations expense   1,207.4  1,146.1    5.3 %  2,408.5  2,255.2    6.8 %
     Restructuring and
      workforce reduction
      costs                  30.7      7.4    n. m.     47.4     16.8  182.1 %
     -------------------------------------------------------------------------
     EBITDA(1)              897.1    865.0    3.7 %  1,759.8  1,721.2    2.2 %
     Depreciation           335.2    330.9    1.3 %    674.4    660.8    2.1 %
     Amortization of
      intangible assets      46.9     68.2  (31.2)%    110.8    140.5  (21.1)%
     -------------------------------------------------------------------------
     Operating income       515.0    465.9   10.5 %    974.6    919.9    5.9 %
     -------------------------------------------------------------------------
     EBITDA margin (%)(2)    42.0     42.9 (0.9)pts     41.7     43.1 (1.4)pts
     Total employees,
      end of period        29,974   28,706    4.4 %
     -------------------------------------------------------------------------
     n. m. - not meaningful

     (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
     (2)  EBITDA margin is EBITDA divided by Operating revenues.

     -------------------------------------------------------------------------


     The following discussion is for the consolidated results of TELUS. Further detail by segment is provided for Operating revenues, Operations expense, Restructuring and workforce reduction costs, EBITDA and Capital expenditures in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities - capital expenditures.


          Operating revenues


     Consolidated Operating revenues increased by $116.7 million and $222.5 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. Revenue and subscriber growth continued in wireless operations as well as wireline data services including enhanced data, managed workplace and high-speed Internet services. However, wireline revenues declined overall as long distance and equipment sales revenues continued to erode, and voice local revenue showed a year-over-year decrease due to the effects of increased competition and regulatory recoveries for prior years that were recorded in the first half in 2005.


          Operations expense


     Consolidated operations expense increased by $61.3 million and $153.3 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. The increases were primarily in the wireless segment due to higher gross subscriber additions, higher costs of acquisition ("COA") and increased subscriber retention activity as well as increased staffing to support the 14% growth in subscribers over the past twelve months. In addition, increased wireline segment expenses included increased advertising and promotions costs and increased network maintenance and support costs. For TELUS, the net expense for defined benefit pension plans did not change significantly, as favourable returns on plan assets in 2005 offset the use of a lower discount rate for 2006.
     The increase in employees over the last 12 months supported international call centre operations as well as the provision of human resources outsourcing services and growth in the Wireless segment.


          Restructuring and workforce reduction costs


     Restructuring and workforce reduction costs increased by $23.3 million and $30.6 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. The Company's estimate of restructuring and workforce reduction costs in 2006, arising from its competitive efficiency program, which includes the office closures and contracting out, and integration of wireline and wireless operations, is not currently expected to exceed $100 million.


          General


     In 2005, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integrations, aimed to improve the Company's operating and capital productivity. As at June 30, 2006, no future expenses remain to be accrued or recorded under these smaller initiatives that were initiated prior to 2006, but variances from estimates currently recorded may be recorded in subsequent periods.
     On November 24, 2005, the Company announced the integration of its wireline and wireless operations, an initiative that will continue into future years and that is a component of the Company's competitive efficiency program. Continuing with its competitive efficiency program for integration of Wireline and Wireless operations, for the three-month and six-month periods ended
June 30, 2006, $3.0 million and $6.8 million, respectively, of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2006.
     In the first quarter of 2006, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives are aimed to improve the Company's operating productivity and competitiveness.
     Also arising from its competitive efficiency program, the Company undertook an initiative for a departmental reorganization and reconfiguration, resulting in integration and consolidation. In the first quarter of 2006, approximately 600 bargaining unit employees were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan). As affected employees were not required to select an option until after March 31, 2006, the associated expenses were not eligible for recording prior to the second quarter of 2006. In the second quarter of 2006, approximately 275 bargaining unit employees accepted either the option of redeployment or participation in a voluntary departure program. For the three-month and six-month periods ended June 30, 2006, $17.8 million of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2006. As at June 30, 2006, no future expenses remain to be accrued or recorded under this initiative, but variances from estimates currently recorded may be recorded in subsequent periods.


          Office closures and contracting out


     In connection with the collective agreement signed in the fourth quarter of 2005, an accompanying letter of agreement set out the planned closure, on February 10, 2006, of a number of offices in British Columbia. This initiative is a component of the Company's competitive efficiency program and is aimed at improving the Company's operating and capital productivity. The approximately 250 bargaining unit employees affected by these office closures were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).
     As at June 30, 2006, no future expenses remain to be accrued or recorded under the letter of agreement setting out the planned closure of a number of offices in British Columbia, but variances from estimates currently recorded may be recorded in subsequent periods. Other costs, such as other employee departures and those associated with real estate, are expected to be incurred and recorded subsequent to June 30, 2006.
     Similarly, an additional accompanying letter of agreement set out that the Company intends to contract out specific non-core functions over the term of the collective agreement. This initiative is a component of the Company's competitive efficiency program and is aimed at allowing the Company to focus its resources on those core functions that differentiate the Company for its customers. The approximately 250 bargaining unit employees currently affected by contracting out initiatives were offered the option of redeployment or participation in the voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).
     As at June 30, 2006, no future expenses remain to be accrued or recorded under the letter agreement setting out the contracting out of specific non-core functions, in respect of the approximately 250 bargaining unit employees currently affected, but variances from estimates currently recorded may be recorded in subsequent periods. Future costs will be incurred as the initiative continues.


          EBITDA


     EBITDA increased by $32.1 million and $38.6 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. The increase in EBITDA was due primarily to wireless segment subscriber growth and increased ARPU, partly offset by wireless operations expense growth, leading to increased wireless EBITDA margins. Wireline segment EBITDA decreased due primarily to increased competition for local services, continued long distance revenue erosion as well increased in operations expenses and restructuring charges in 2006.


          Depreciation and amortization


     Depreciation expense increased by $4.3 million and $13.6 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. The increases were due primarily to a reduction in service lives for computer servers and furniture as well as increased retirements and write-offs of network assets, partly offset by more assets being fully depreciated. Amortization of intangible assets decreased by $21.3 million and $29.7 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005, as a result of several software assets becoming fully amortized as well as resolution of prior years' tax matters, which resulted in recognizing approximately
$12 million of investment tax credits for assets capitalized in prior years that are now fully amortized.


          Operating income


     Operating income increased by $49.1 million and $54.7 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005, due primarily to the growth in EBITDA and reduced amortization expense, as described above.


          Other income statement items

     -------------------------------------------------------------------------
                                    Quarters              Six-month periods
     Other expense, net           ended June 30              ended June 30
     ($ millions)            2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
                              9.6      0.5     n. m.    13.9      2.0    n. m.
     -------------------------------------------------------------------------


     Other expense includes accounts receivable securitization expense, charitable donations, gains and losses on disposal of property, and income
(loss) or impairments in equity or portfolio investments. The accounts receivable securitization expense was $5.5 million and $8.7 million, respectively, in second quarter and first six months of 2006, as compared to $1.0 million and $2.0 million, respectively, in the same periods in 2005. The increase resulted primarily from a higher balance of proceeds from securitized accounts receivable in 2006 (see Section 7.6 Accounts receivable sale). Charitable donations expense increased modestly, while smaller gains on the sale of real estate and smaller losses on investments were recorded in 2006.

     -------------------------------------------------------------------------
                                    Quarters              Six-month periods
     Financing costs              ended June 30              ended June 30
     ($ millions)            2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Interest on long-term
      debt, short-term
      obligations and
      other                 125.5    178.5  (29.7)%    252.5    337.5  (25.2)%
     Foreign exchange
      losses (gains)          3.7      0.6    n. m.      4.8      3.1   54.8 %
     Interest income         (1.7)   (10.9) (84.4)%     (2.8)   (34.0) (91.8)%
     -------------------------------------------------------------------------
                            127.5    168.2  (24.2)%    254.5    306.6  (17.0)%
     -------------------------------------------------------------------------


     Interest expenses decreased by $53.0 million and $85.0 million, respectively, in the second quarter and first six months of 2006, when compared with same periods in 2005, due primarily to: (i) lower debt levels as a result of early redemption of $1.578 billion of 7.50%, Series CA, Notes on December 1, 2005; (ii) the second quarter 2005 accrual of $17.5 million in respect of a court decision in a lawsuit related to a 1997 BC TEL bond redemption matter; and (iii) the conversion/redemption of convertible debentures in the second quarter of 2005. Debt (the sum of Long-term Debt, Current maturities and the deferred hedging liability) was $5,721 million at June 30, 2006, a 21% reduction when compared with $7,238 million on June 30, 2005.
     Increased interest expense associated with the May 2006 public issue of $300 million of Notes was offset by a reduction in interest expense resulting from replacement of certain previous cross currency interest rate swap agreements associated with 2007 (U.S. Dollar) Notes. The replacement swaps have a lower effective fixed interest rate as well as a more favourable effective fixed exchange rate. TELUS' hedging program using cross currency swaps continues for its 2007 and 2011 U.S. Dollar Notes.
     Interest income decreased by $9.2 million and $31.2 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005, due primarily to: (i) lower cash and temporary investments as available cash balances were used for the December 2005 debt redemption; and (ii) recognition of tax refund interest in the first quarter 2005.

     -------------------------------------------------------------------------
                                    Quarters              Six-month periods
     Income taxes                 ended June 30              ended June 30
     ($ millions)            2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Blended federal and
      provincial statutory
      income tax based
      on net income
      before tax            125.8    102.5   22.7 %    237.3    211.2   12.4 %
     Revaluation of future
      tax liability for
      change in statutory
      tax rates            (107.0)       -    n. m.   (107.0)       -    n. m.
     Changes in estimates
      of available
      deductible
      differences in
      prior years               -        -       -         -    (36.0)   n. m.
     Tax rate differential
      on, and consequential
      adjustments from,
      the reassessment
      of prior year tax
      issues                  1.3        -    n. m.      1.0    (11.3)   n. m.
     Other                   (1.4)     3.5    n. m.      3.5     12.4    n. m.
     -------------------------------------------------------------------------
                             18.7    106.0  (82.4)%    134.8    176.3  (23.5)%
     -------------------------------------------------------------------------
     Blended federal and
      provincial statutory
      tax rates (%)          33.3     34.5 (1.2)pts     33.6     34.5 (0.9)pts
     Effective tax rates (%)  4.9     35.7 (30.8)pts    19.1     28.8 (9.7)pts
     -------------------------------------------------------------------------

     The increase in the blended federal and provincial statutory income tax expense was due mainly to increased income before taxes in the second quarter and first six months of 2006, when compared with the same periods in 2005. The blended federal and provincial tax rate decreased due to a reduction to general corporate income tax rates on income taxed in B.C. effective July 1, 2005 and income taxed in Alberta effective April 1, 2006, partly offset by an increase to general corporate income tax rates in Quebec beginning January 1, 2006.
     The revaluation of net future income tax liabilities in the second quarter of 2006 arose from lower enacted Federal tax rates for future years as well as lower enacted Alberta tax rates. In addition, the Federal budget enacted the elimination of the large corporations tax effective January 1, 2006. As a result of these tax changes and management's revised guidance for 2006, the effective income tax rate is expected to be approximately 26% for the full year of 2006. See Forward-looking statements at the beginning of Management's discussion and analysis and Section 9: Revised annual guidance for 2006. For the first six months of 2005, the effective income tax rate was also lower than the statutory rate due to favourable reassessment of prior years' tax issues.
     Based on the assumption of the continuation of the rate of TELUS earnings, the legal entity structure, and no substantive changes to tax regulations, the Company expects to be able to fully utilize its non-capital losses before the end of 2007. The Company's assessment is that the risk of expiry of such non-capital losses is remote. In the event that taxable income in 2007 is not fully sheltered by remaining tax losses, there would be current income taxes recorded in 2007 that would not be become payable until 2008.

     -------------------------------------------------------------------------
                                    Quarters              Six-month periods
     Non-controlling interest     ended June 30             ended June 30
     ($ millions)            2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
                              2.6      1.7   52.9 %      4.7      3.3   42.4 %
     -------------------------------------------------------------------------

     Non-controlling interest represents minority shareholders' interests in several small subsidiaries.

     5.4  Wireline segment results

     -------------------------------------------------------------------------
     Operating revenues -           Quarters              Six-month periods
      wireline segment            ended June 30             ended June 30
     ($ millions)            2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Voice local            523.3    542.8   (3.6)%  1,058.9  1,095.6   (3.3)%
     Voice long distance    205.7    228.5  (10.0)%    413.5    454.9   (9.1)%
     Data                   403.1    379.8    6.1 %    796.7    757.4    5.2 %
     Other                   57.8     65.4  (11.6)%    119.4    130.8   (8.7)%
     -------------------------------------------------------------------------
     External operating
      revenue             1,189.9  1,216.5   (2.2)%  2,388.5  2,438.7   (2.1)%
     Intersegment revenue    24.8     21.2   17.0 %     48.3     43.8   10.3 %
     -------------------------------------------------------------------------
     Total operating
      revenue             1,214.7  1,237.7   (1.9)%  2,436.8  2,482.5   (1.8)%
     -------------------------------------------------------------------------

     -----------------------------------------------
     Network access lines         As at June 30
     (000s)                  2006     2005   Change
                          --------------------------
     Residential network
      access lines          2,848    2,984   (4.6)%
     Business network
      access lines          1,771    1,757    0.8 %
                          -------- -------- --------
     Total network access
      lines(1)              4,619    4,741   (2.6)%
                                                     -------------------------
                                    Quarters              Six-month periods
                                  ended June 30             ended June 30
                             2006     2005   Change     2006     2005   Change
                          ----------------------------------------------------
     Change in residential
      network access lines    (52)     (40) (30.0)%      (80)     (54) (48.1)%
     Change in business
      network access lines      8      (12)   n. m.        8      (13)   n. m.
                          -------- -------- -------- -------- -------- -------
     Change in total
      network access
      lines(1)                (44)     (52)  15.4 %      (72)     (67)  (7.5)%
     -------------------------------------------------------------------------

     (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems. Consistent with the presentation for 2006, network access lines for 2005, and for the end of 2004, include a reclassification of approximately 9 thousand from residential to business; no change was recorded in total access lines.

     -------------------------------------------------------------------------

     -----------------------------------------------
     Internet subscribers         As at June 30
     (000s)                  2006     2005   Change
                          --------------------------
     High-speed Internet
      subscribers           830.9    729.0   14.0 %
     Dial-up Internet
      subscribers           216.8    260.5  (16.8)%
                          -------- -------- --------
     Total Internet
      subscribers(2)      1,047.7    989.5    5.9 %
                                                     -------------------------
                                    Quarters              Six-month periods
                                  ended June 30             ended June 30
                             2006     2005   Change     2006     2005   Change
                          ----------------------------------------------------
     High-speed Internet
      net additions          29.2     17.1   70.8 %     67.8     39.3   72.5 %
     Dial-up Internet
      net reductions        (11.0)    (9.9) (11.1)%    (19.3)   (21.1)   8.5 %
                          -------- -------- -------- -------- -------- -------
     Total Internet
      subscriber net
      additions              18.2      7.2  152.8 %     48.5     18.2  166.5 %
     -------------------------------------------------------------------------

     (2) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

     -------------------------------------------------------------------------

     Wireline segment revenues decreased by $23.0 million and $45.7 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005, due to the following:

     - Voice local revenue decreased by $19.5 million and $36.7 million, respectively. The decreases were due primarily to residential access line losses from increased competition as well as the impact of one-time regulatory recoveries of approximately $13 million recorded in the first quarter of 2005.

        Residential line losses include the effect of increased competition from resellers, VoIP (voice over Internet protocol) competitors including cable-TV companies, technological substitution to wireless services, and lower numbers of second lines resulting from migration of dial-up Internet subscribers to high-speed Internet. In 2006, competitors' cable telephony is offered in more places within TELUS' incumbent regions including Fort McMurray, Rimouski, Vancouver, Victoria, while in 2005 cable telephony was available only in Calgary (February 2005) and Edmonton (April 2005). Total business lines increased during the second quarter and first six months of 2006 as growth in non-incumbent regions exceeded competitive losses and migration to more efficient ISDN (integrated services digital network) services in incumbent local exchange carrier ("ILEC") regions. In the same periods in 2005, business lines decreased due to the loss of a large business customer.

     - Voice long distance revenues decreased by $22.8 million and $41.4 million, respectively. The decreases were due primarily to lower consumer and retail business minute volumes and prices, consistent with industry wide trends of strong price competition and technological substitution (to Internet and wireless).

     - Wireline segment data revenues increased by $23.3 million and $39.3 million, respectively. This growth was primarily due to:
        (i) increased Internet, enhanced data and hosting service revenues as a result of traction from new business contracts and continued growth in high-speed Internet subscribers combined with a $1 per month increase high-speed Internet rates, partly offset by lower average pricing for the six-month period; (ii) increased managed data revenues from the provision of business process outsourcing services to customers; and (iii) lower discounts in the six-month period for competitive digital network services. Partially offsetting this growth were continued migration of basic data services to more efficient enhanced data services and lower year-to-date data equipment sales.

        The improvement in high-speed Internet subscriber net additions during 2006 was due to new promotions, resulting in increased gross additions, enhanced by lower deactivations of existing customers.

     - Other revenue decreased by $7.6 million and $11.4 million, respectively. The decrease was due mainly to lower voice equipment sales as well as rate reductions for co-location power and space services retroactive to November 29, 2000, resulting from Telecom Decision CRTC 2006-42.

     - Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.


     Total external operating revenue included non-ILEC revenues of $161.3 million and $325.4 million, respectively, in the second quarter and first six months of 2006. This represents increases of $5.8 million or 3.7% and $10.4 million or 3.3%, respectively. Recent contracts contributed to increased enhanced data and managed workplace service revenues. Voice local and long distance services revenues increased modestly, while voice and data equipment sales decreased. Growth in revenues was partly offset by re-pricing of renewal contracts and competitive pricing affecting new contracts.

     -------------------------------------------------------------------------
     Operating expenses -
      wireline segment              Quarters              Six-month periods
     ($ millions, except          ended June 30             ended June 30
      employees)             2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Salaries, benefits
      and other employee-
      related costs         416.9    422.5   (1.3)%    830.1    836.6   (0.8)%
     Other operations
      expenses              311.7    309.3    0.8 %    638.9    611.8    4.4 %
     -------------------------------------------------------------------------
     Operations expense     728.6    731.8   (0.4)%  1,469.0  1,448.4    1.4 %
     Restructuring and
      workforce reduction
      costs                  29.8      7.4    n. m.     44.7     16.8  166.1 %
     -------------------------------------------------------------------------
     Total operating
      expenses              758.4    739.2    2.6 %  1,513.7  1,465.2    3.3 %
     -------------------------------------------------------------------------
     Total employees,
      end of period        23,025   22,334    3.1 %
     -----------------------------------------------

     Total operating expenses increased by $19.2 million and $48.5 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. Total operating expenses increased primarily due to charges for restructuring initiatives, increased advertising and promotion activity, as well as the use of contractors for network support and maintenance activities in the first quarter of 2006, facilitating clearance of backlogs and freeing up TELUS staff to improve customer service, as reflected in improved quality-of-service metrics defined by the CRTC. The 691 increase in total employees included approximately 1,065 to support TELUS' international call centre as well as human resource outsourcing services, while staffing in other areas decreased by 374.

     - Salaries, benefits and employee-related expenses were relatively unchanged. Increased overtime, travel and training required for new hires, employee back-to-work sessions and TELUS TV initiatives were more than offset by a reduction in other salaries and benefits.

     - Other operations expenses were relatively unchanged in the second quarter, but increased by $27.1 million in the first six months. Increases in other expenses in the quarter and first six months were mainly the result of: (i) increased consumer promotions expense that resulted in increased high-speed Internet additions; (ii) increased network maintenance to support growth in network assets as well as increased demand for cable locates due to the strong economic growth in Western Canada and the use of contractors primarily in the first quarter of 2006 to help clear backlogs and free up staff to improve customer service; and (iii) increased year-to-date facilities, transit and termination charges for increased non-ILEC data services and higher outbound traffic volumes including increased international traffic. These increases were partly offset by reduced expenses for one-time emergency operations planning costs of approximately
        $16 million recorded second quarter of 2005, as well as increased capitalization of labour associated with capital program activity and lower year-to-date cost of goods sold associated with lower voice and data equipment sales. Bad debt expenses did not change significantly from the same period one year ago.

     - Restructuring and work force reduction costs applicable to the wireline segment increased by $22.4 million and $27.9 million, respectively.


     Total expenses discussed above included non-ILEC expenses of $154.9 million and $313.7 million, respectively, in the second quarter and first six months of 2006, when compared with same periods in 2005. This represents increases of $2.9 million or 1.9% and $10.1 million or 3.3%, respectively. Expense increases included higher facilities costs to support increased data services, increased transit and termination costs from increased traffic volumes, increased contract and consulting expenses and higher salaries, benefits and employee-related costs. These increases were party offset by a lower cost of sales related to lower equipment sales revenue and credits for retroactive rate reductions on access tandem services.

     -------------------------------------------------------------------------
     EBITDA and EBITDA margin       Quarters              Six-month periods
      - wireline segment          ended June 30             ended June 30
                             2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     EBITDA ($ millions)    456.3    498.5   (8.5)%    923.1  1,017.3   (9.3)%
     EBITDA margin (%)       37.6     40.3 (2.7)pts     37.9     41.0 (3.1)pts
     -------------------------------------------------------------------------


     Wireline segment EBITDA decreased by $42.2 million and $94.2 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. The primary causes were lower revenues from increased competition for local services and continued long distance revenue erosion as well as 3% increase in operating expenses including restructuring charges. Non-ILEC EBITDA increased nominally.


     5.5  Wireless segment results

     -------------------------------------------------------------------------
     Operating revenues             Quarters              Six-month periods
      - wireless segment          ended June 30             ended June 30
     ($ millions)            2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Network revenue        884.0    743.4   18.9 %  1,708.7  1,438.9   18.8 %
     Equipment revenue       61.3     58.6    4.6 %    118.5    115.6    2.5 %
     -------------------------------------------------------------------------
     External operating
      revenue               945.3    802.0   17.9 %  1,827.2  1,554.5   17.5 %
     Intersegment revenue     5.2      5.7   (8.8)%     11.1     11.5   (3.5)%
     -------------------------------------------------------------------------
     Total operating
      revenue               950.5    807.7   17.7 %  1,838.3  1,566.0   17.4 %
     -------------------------------------------------------------------------

     -----------------------------------------------
     Key operating indicators
      - wireless segment
     (000s)                       As at June 30
                             2006     2005   Change
                         ---------------------------
     Subscribers -
      postpaid            3,840.5  3,419.0   12.3 %
     Subscribers -
      prepaid               896.6    728.7   23.0 %
                         --------- -------- --------
     Subscribers -
      total(1)            4,737.1  4,147.7   14.2 %

     Digital POPs(2)
      covered including
      roaming/resale
      (millions)(3)          31.0     30.2    2.6 %
                                                    --------------------------
                                    Quarters              Six-month periods
                                  ended June 30             ended June 30
                             2006     2005   Change     2006     2005   Change
                           ---------------------------------------------------
     Subscriber gross
      additions - postpaid  205.7    209.9   (2.0)%    385.4    394.8   (2.4)%
     Subscriber gross
      additions - prepaid   100.9     88.7   13.8 %    196.0    157.0   24.8 %
                           -------  -------  -------  -------  -------  ------
     Subscriber gross
      additions - total     306.6    298.6    2.7 %    581.4    551.8    5.4 %

     Subscriber net
      additions - postpaid  103.3    103.9   (0.6)%    173.7    178.7   (2.8)%
     Subscriber net
      additions - prepaid    20.6     27.2  (24.3)%     42.7     32.6   31.0 %
                           -------  -------  -------  -------  -------  ------
     Subscriber net
      additions - total     123.9    131.1   (5.5)%    216.4    211.3    2.4 %

     Churn, per month
      (%)(4)(5)              1.30     1.37 (0.07)pts   1.32     1.41 (0.09)pts
     COA(6) per gross
      subscriber addition
      ($)(4)                  394      342   15.2 %      411      348   18.1 %
     ARPU ($)(4)            63.18    60.84    3.8 %    61.76    59.65    3.5 %
     Average minutes of
      use per subscriber
      per month (MOU)         412      405    1.7 %      399      388    2.8 %

     EBITDA to network
      revenue (%)            49.9     49.3  0.6 pts     49.0     48.9  0.1 pts
     Retention spend to
      network revenue(4)(%)   6.2      5.7  0.5 pts      6.2      5.6  0.6 pts
     EBITDA ($ millions)    440.8    366.5   20.3 %    836.7    703.9   18.9 %
     EBITDA excluding COA
      ($ millions)(4)       561.7    468.6   19.9 %  1,075.5    895.8   20.1 %
     -------------------------------------------------------------------------

     pts - percentage points

     (1) Subscribers are measured at the end of the reporting period based on information from billing systems.
     (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
     (3) At June 30, 2006, TELUS' wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
     (4) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
     (5) Due to a change in business policy early in 2006 requiring postpaid customers to provide 30 days notice prior to deactivation, a one-time deferral of approximately 4,800 deactivations. Normalized to exclude this one-time positive impact, the churn rate was 1.34% in the first half of 2006.
     (6) Cost of acquisition.

     -------------------------------------------------------------------------

     Wireless segment revenues increased by $142.8 million and $272.3 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005, due to the following:

     - Network revenue increased by $140.6 million and $269.8 million, respectively. This growth was a result of the 14.2% expansion of the subscriber base combined with increased average revenue per subscriber unit per month ("ARPU"). ARPU increased by more than $2 in both the second quarter and first six months of 2006, when compared to the same periods in 2005, principally due to increased data usage as well as higher average minutes of use per subscriber per month ("MOU").

        Data revenues increased to 7.1% of Network revenue, or $62.8 million, in the second quarter of 2006 as compared with 3.8% of Network revenues, or $28.4 million, in the second quarter of 2005. Similarly, data revenues increased to 6.7% of Network revenue, or $114.1 million, for the first six months of 2006 as compared with 3.6% of Network revenue, or $52.5 million, for the same period in 2005. Data ARPU increased by 93% to $4.45 for the second quarter of 2006 and increased by 90% to $4.09 for the first six months of 2006 as compared with $2.30 and $2.15, respectively, for the same periods last year. This growth was principally related to text messaging, PDA (personal digital assistant) devices, mobile computing, Internet browser activities and pay-per-use downloads such as ringtones, music, games and videos.

        At June 30, 2006, postpaid subscribers represented 81.1% of the total cumulative subscriber base, remaining relatively stable from one year earlier. The 103,300 postpaid subscriber net additions for the second quarter of 2006 represented 83.4% of all net additions as compared with 103,900 or 79.3% of all net additions for the same period in 2005. For the first six months of 2006, postpaid subscriber net additions were 173,700 (80.3% of all net additions), as compared with 178,700 (84.6% of all net additions) for the same period in 2005. The prepaid Talk Away (TM) bundle offering that ended part-way through the first quarter of 2006, contributed to the higher proportion of prepaid net additions and higher total net additions for the first half of 2006.

        The blended churn rate for the first six months of 2006 was 1.32% as compared with 1.41% for the same period last year. The postpaid monthly churn rate decreased when compared with 2005 and was a record low for TELUS in the second quarter of 2006, at less than one per cent. The prepaid churn rate increased in the second quarter of 2006 when compared to the second quarter of 2005, but was steady in the first six months of 2006 when compared the same period in 2005. Deactivations were 182,700 for the second quarter of 2006 and 365,000 for the first six months of 2006 as compared with 167,500 and 340,500 for the same periods last year, which reflects both the growing subscriber base and lower blended churn.

     - Equipment sales, rental and service revenue increased mainly due to continued subscriber growth. Gross subscriber additions grew to a second quarter TELUS record of 306,600 and 581,400 for the first six months of 2006 as compared with 298,600 and 551,800 in the same quarters last year. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition.

     - Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.

     -------------------------------------------------------------------------
     Operating expenses -
      wireless segment             Quarters              Six-month periods
     ($ millions, except         ended June 30             ended June 30
      employees)             2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     Equipment sales
      expenses              136.9    109.7   24.8 %    263.1    214.2   22.8 %
     Network operating
      expenses              111.6     98.7   13.1 %    217.5    197.2   10.3 %
     Marketing expenses      92.0     87.4    5.3 %    185.8    161.7   14.9 %
     General and
      administration
      expenses              168.3    145.4   15.7 %    332.5    289.0   15.1 %
     -------------------------------------------------------------------------
     Operations expense     508.8    441.2   15.3 %    998.9    862.1   15.9 %
     Restructuring and
      workforce reduction
      costs                   0.9        -    n. m.      2.7        -    n. m.
     -------------------------------------------------------------------------
     Total operating
      expenses              509.7    441.2   15.5 %  1,001.6    862.1   16.2 %
     -------------------------------------------------------------------------
     Total employees,
      end of period         6,949    6,372    9.1 %
     -----------------------------------------------

     Wireless segment total operating expenses increased by $68.5 million in the second quarter and $139.5 million for the first six months of 2006, when compared with the same periods in 2005, to promote, retain and support the 14.2% growth in the subscriber base and significant increase in Network revenue.

     - Equipment sales expenses increased by $27.2 million in the second quarter and $48.9 million for the first six months of 2006, when compared with the same periods in 2005, principally due to an increase in gross subscriber activations, higher handset costs related to product mix, and increased retention activity. Handset costs associated with gross subscriber activations are included in COA per gross subscriber addition. Handset cost related to retention are included in the overall retention spend amount.

     - Network operating expenses increased by $12.9 million for the second quarter and $20.3 million for the first six months of 2006, when compared with the same periods in 2005, principally due to higher roaming volumes within Canada. In addition, transmission and site-related expenses increased to support the greater number of cell sites, a larger subscriber base, larger payments to certain third party data providers and improved network quality and coverage.

     - Marketing expenses increased by $4.6 million in the second quarter and $24.1 million for the first six months of 2006 primarily due to increased advertising and promotions costs, higher dealer compensation costs, and increased re-contracting activity. COA per gross subscriber addition increased by $52 in the second quarter and $63 for the first six months of 2006 as compared with for the same periods in 2005. The increase was related to higher subsidies on certain popular handsets driven by competitive activity. In addition, the increase during the first six months was related to advertising and promotion spending (including the launch in the first quarter of two advertising campaigns, SPARK and Broadband on the Fly (TM)). COA per gross subscriber addition decreased by $35 to $394 when compared to the first quarter of 2006 due to reduced handset subsidies for certain popular handsets and a decrease in advertising and promotion spend associated with new product launches. The lower churn and increased ARPU contributed to improved lifetime revenue per subscriber by $419 to $4,860 even though COA per gross subscriber addition increased. COA as a percentage of lifetime revenue was 8.1% in the second quarter of 2006, a decrease from 9.5% in the first quarter of 2006, and an increase from 7.7% in the second quarter of 2005.

     - General and administration expenses increased by $22.9 million in the second quarter and $43.5 million for the first six months of 2006, when compared to the same periods in 2005 due to the increase in employees to support the significant growth in the subscriber base and continued expansion in the number of Company-owned retail stores.

     - Restructuring and workforce reduction expenses were related to staff reductions associated with the integration of the wireline and wireless operations.

     -------------------------------------------------------------------------
     EBITDA and EBITDA margin       Quarters              Six-month periods
      - wireless segment          ended June 30             ended June 30
                             2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
     EBITDA ($ millions)    440.8    366.5   20.3 %    836.7    703.9   18.9 %
     EBITDA margin (%)       46.4     45.4   1.0 pt     45.5     44.9  0.6 pts
     -------------------------------------------------------------------------

     Wireless segment EBITDA increased by $74.3 million and $132.8 million, respectively, in the second quarter and first six months of 2006, when compared to the same periods in 2005. The improvement in EBITDA was a result of the strong revenue growth that was only partially offset by the higher COA per gross subscriber addition and operations costs to support the growth. The EBITDA margin, when calculated as a percentage of Network revenue, improved to a second quarter record of 49.9% and 49.0% for the first six months of 2006. This compares with 49.3% and 48.9% for the same periods last year, representing positive increases of 0.6 and 0.1 percentage points, respectively.


     6.   Financial condition


     The following are the significant changes in the consolidated balance sheets between December 31, 2005 and June 30, 2006.
     -------------------------------------------------------------------------
                   June 30, Dec. 31,  Change  %Change  Explanation of the
     ($ millions)     2006     2005                    change in balance
     -------------------------------------------------------------------------
     Current Assets

       Cash and      (18.6)     8.6   (27.2)    n. m.  The balance of cash and
        temporary                                      temporary investments
        investments,                                   at June 30, 2006
        net                                            represents net cheques
                                                       in circulation after
                                                       deduction of cash
                                                       balances. See
                                                       Section 7. Liquidity
                                                       and capital resources
     -------------------------------------------------------------------------
       Accounts      514.1    610.3   (96.2)  (15.8)%  Decreased by
        receivable                                     $35 million for the net
                                                       increase in securitized
                                                       accounts receivable
                                                       (see Section 7.6
                                                       Accounts receivable
                                                       sale), lower days
                                                       outstanding for
                                                       customer receivables,
                                                       as well as receipts
                                                       from large customers in
                                                       the first quarter
     -------------------------------------------------------------------------
       Income and     24.3    103.7   (79.4)  (76.6)%  Refunds of
        other taxes                                    $125.1 million
        receivable                                     including interest were
                                                       received in the first
                                                       quarter of 2006; a
                                                       portion of the
                                                       remaining net taxes
                                                       owing were reclassified
                                                       to current Income and
                                                       other taxes payable
     -------------------------------------------------------------------------
       Inventories   115.8    138.8   (23.0)  (16.6)%  Primarily a decrease in
                                                       wireless handset
                                                       inventories
     -------------------------------------------------------------------------
       Prepaid       294.5    154.7   139.8    90.4 %  Primarily prepayment of
        expenses                                       federal Canada Pension
        and other                                      Plan and Employment
                                                       Insurance premiums,
                                                       property taxes, annual
                                                       wireless licence fees,
                                                       other licences and
                                                       insurance, net of
                                                       applicable
                                                       amortization, as well
                                                       as the deferred loss on
                                                       termination and
                                                       replacement of cross
                                                       currency interest rate
                                                       swap associated with
                                                       June 1, 2007 (U.S.
                                                       Dollar) Notes
     -------------------------------------------------------------------------
       Current           -    226.4  (226.4) (100.0)%  Refer to current
        portion of                                     liability section below
        future
        income taxes
     -------------------------------------------------------------------------
     Current Liabilities

       Accounts    1,509.1  1,393.7   115.4     8.3 %  Primarily the
        payable                                        $195.5 million current
        and accrued                                    portion of a deferred
        liabilities                                    hedging liability
                                                       reclassified from long-
                                                       term liabilities for
                                                       2007 U.S. Dollar Notes,
                                                       net of a reduction in
                                                       trade payables
     -------------------------------------------------------------------------
       Income and      9.7        -     9.7     n. m.  Net taxes payable over
        other taxes                                    the next 12 months
        payable
     -------------------------------------------------------------------------
       Restructuring  60.5     57.1     3.4     6.0 %  New obligations
        and workforce                                  exceeded payments under
        reduction                                      previous programs
        accounts
        payable and
        accrued
        liabilities
     -------------------------------------------------------------------------
       Advance       582.6    571.8    10.8     1.9 %  Includes increases to
        billings and                                   the price cap deferral
        customer                                       account and deferred
        deposits                                       maintenance contract
                                                       revenue
     -------------------------------------------------------------------------
       Current     1,376.4      5.0 1,371.4     n. m.  Includes $70.0 million
        maturities                                     of 7.1% TELUS
        of long-                                       Communications Inc.
        term debt                                      (TCI) medium-term
                                                       Notes, maturing in
                                                       February 2007 and
                                                       $1,300.7 million of
                                                       7.5% TELUS Corporation
                                                       U.S. Dollar Notes due
                                                       June 2007
     -------------------------------------------------------------------------
       Current        43.3        -    43.3     n. m.  Due to expected income
        portion of                                     subject to tax in the
        future                                         upcoming 12 months
        income                                         exceeding losses
        taxes                                          available for deduction
                                                       in the upcoming
                                                       12 months
     -------------------------------------------------------------------------
     Working      (2,651.5)  (785.1) (1,866.4) n. m.%  Includes an increase in
      capital(1)                                       the current portions of
                                                       long-term debt and
                                                       future income taxes
                                                       payable
     -------------------------------------------------------------------------
     Capital      10,926.1 10,941.5   (15.4)   (0.1)%  See Sections 5.3
      Assets, Net                                      Consolidated results
                                                       from operations -
                                                       Depreciation and
                                                       amortization and 7.2
                                                       Cash used by investing
                                                       activities - capital
                                                       expenditures
     -------------------------------------------------------------------------
     Other Assets

       Deferred      925.3    850.2    75.1     8.8 %  Primarily pension plan
        charges                                        contributions in excess
                                                       of charges to income
     -------------------------------------------------------------------------
       Investments    34.8     31.2     3.6    11.5 %  New investments net of
                                                       divestitures
     -------------------------------------------------------------------------
       Goodwill    3,172.3  3,156.9    15.4     0.5 %  A new acquisition net
                                                       of a divestiture
     -------------------------------------------------------------------------
     Long-Term     3,354.1  4,639.9 (1,285.8) (27.7)%  Reclassification to
      Debt                                             current maturities of
                                                       TCI medium-term Notes
                                                       maturing in February
                                                       2007 and TELUS
                                                       Corporation U.S. Dollar
                                                       Notes due June 2007, a
                                                       $162 million decrease
                                                       in the Canadian Dollar
                                                       value of U.S. Dollar
                                                       Notes and repayment of
                                                       $68.5 million of TELUS'
                                                       three-year credit
                                                       facility, partly offset
                                                       by the public issue in
                                                       May 2006 of
                                                       $300 million 5.00%,
                                                       Series CB Notes
     -------------------------------------------------------------------------
     Other         1,310.3  1,635.3  (325.0)  (19.9)%  Primarily a reduction
      Long-Term                                        in the deferred hedging
      Liabilities                                      liability through:

                                                       -  replacement of
                                                          previous cross
                                                          currency interest
                                                          rate swap agreements
                                                          associated with 2007
                                                          (U.S. Dollar) Notes
                                                          with a like amount
                                                          of new cross
                                                          currency interest
                                                          rate swap
                                                          agreements, which
                                                          have a lower
                                                          effective fixed
                                                          interest rate and a
                                                          lower effective
                                                          fixed exchange rate.
                                                          See Note 12(b) of
                                                          the interim
                                                          consolidated
                                                          financial
                                                          statements;

                                                       -  reclassification of
                                                          $195.5 million to
                                                          current liabilities;
                                                          and

                                                       -  partly offset by an
                                                          increase of
                                                          approximately
                                                          $162 million due to
                                                          appreciation of the
                                                          Canadian dollar
     -------------------------------------------------------------------------
     Future Income   878.2  1,023.9  (145.7)  (14.2)%  Decrease in temporary
      Taxes                                            differences for long-
                                                       term assets and
                                                       liabilities as well as
                                                       a revaluation of
                                                       liabilities at lower
                                                       enacted future income
                                                       tax rates
     -------------------------------------------------------------------------
     Non-Controlling  25.3     25.6    (0.3)   (1.2)%  -
      Interests
     -------------------------------------------------------------------------
     Shareholders' Equity
     -------------------------------------------------------------------------
       Common
        equity     6,839.1  6,870.0   (30.9)   (0.4)%  Reduced during the
                                                       first half of 2006
                                                       primarily by:
                                                       -  Normal Course Issuer
                                                          Bid expenditures of
                                                          $481.0 million;

                                                       -  Dividends of
                                                          $190.7 million;

                                                       partly offset by
                                                       increases from:

                                                       -  Net income of
                                                          $566.7 million;

                                                       -  An increase of
                                                          $49.8 million in
                                                          Common Share and
                                                          Non-Voting Share
                                                          capital for the
                                                          exercise of options;
                                                          and

                                                       -  Adjustment of tax
                                                          treatment of items
                                                          charged directly to
                                                          retained earnings of
                                                          $16.1 million
     -------------------------------------------------------------------------

(1) Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.

     -------------------------------------------------------------------------


     7.   Liquidity and capital resources

     7.1  Cash provided by operating activities

     -------------------------------------------------------------------------
     ($ millions)                   Quarters              Six-month periods
                                  ended June 30             ended June 30
                             2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
                            813.0    687.7   18.2 %  1,486.1  1,416.1    4.9 %
     -------------------------------------------------------------------------

     Cash provided by operating activities increased by $125.3 million and $70.0 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. The increases for the quarter and first six months were primarily due to the following:

     - Proceeds from securitized accounts receivable increased by $135 million and $35 million, respectively, in the second quarter and first six months of 2006, compared with no changes to securitized accounts receivable in the comparable periods of 2005;
     -  EBITDA increased by $32.1 million and $38.6 million, respectively;
     - Interest paid decreased by $22.3 million in the second quarter and first six months, due mainly to the early redemption of notes on December 1, 2005. Interest paid in 2006 included a $31.2 million payment in respect of the termination of cross currency interest rate swaps, as well as a partial payment of previously accrued interest in respect of a court decision in a lawsuit over a BC TEL bond redemption matter dating back to 1997; and
     - Income taxes received (paid) net of installment payments increased by $75.7 million in the first six months of 2006, due to collection of significant income tax and interest receivable in the first quarter of 2006, as compared to collection of a smaller amount in the second quarter of 2005.

     The above increases for the second quarter and first six months were partly offset by:

     - Employer contributions to employee defined benefits plans increased by $22.7 million and $15.8 million, respectively, due to the voluntary net acceleration of funding in 2006. The best estimate of fiscal 2006 employer contributions to the Company's defined benefit pension plans has been revised to approximately $122 million (the best estimate at December 31, 2005, was $114 million);
     - Restructuring and workforce reduction payments increased by $3.3 million and $13.9 million, respectively;
     - Interest received decreased by $18.0 million and $1.8 million, respectively;
     - Income taxes received (paid) net of installment payments decreased by $21.1 million in the second quarter;
     -  Other changes in non-cash working capital.


     7.2  Cash used by investing activities

     -------------------------------------------------------------------------
     ($ millions)                   Quarters              Six-month periods
                                  ended June 30             ended June 30
                             2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
                            486.1    410.0   18.6 %    802.2    716.2   12.0 %
     -------------------------------------------------------------------------


     Cash used by investing activities increased by $76.1 million and $86.0 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005, due primarily to greater capital expenditures. Funds used for small acquisitions increased by $17.6 million in the second quarter of 2006 and decreased by $9.9 million in the first six months of 2006, when compared to the same periods in 2005. Assets under construction increased to $758.9 million at June 30, 2006, compared with $516.4 million at December 31, 2005, due to capitalized costs related to development of a new wireline billing system as well as in-progress costs for new service development and network enhancement.

     -------------------------------------------------------------------------
     Capital expenditures           Quarters              Six-month periods
      by segment                  ended June 30             ended June 30
     ($ in millions,         2006     2005   Change     2006     2005   Change
      except capital
      expenditure intensity)
     -------------------------------------------------------------------------
     Wireline segment       311.4    293.9    6.0 %    570.4    507.5   12.4 %
     Wireless segment       147.4    114.8   28.4 %    208.9    174.4   19.8 %
     -------------------------------------------------------------------------
     TELUS consolidated     458.8    408.7   12.3 %    779.3    681.9   14.3 %
     -------------------------------------------------------------------------
     Capital expenditure
      intensity(1) (%)       21.5     20.2  1.3 pts     18.5     17.1  1.4 pts
     -------------------------------------------------------------------------

     (1) Capital expenditure intensity is measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

     -------------------------------------------------------------------------

     - Wireline segment capital expenditures increased by $17.5 million and $62.9 million, respectively, in the second quarter and first six months of 2006, when compared to the same periods in 2005. ILEC capital expenditures increased by approximately $25 million to $282 million in the second quarter, and increased by approximately
        $66 million to $515 million for the first six months, with the increased spending primarily for network access growth to serve strong housing growth in B.C. and Alberta, broadband build, billing system development and service development. The increase for the first six months of 2006 included catch-up on activities deferred in 2005 due to the work stoppage. Non-ILEC capital expenditures decreased by approximately $8 million to $29 million in the second quarter, but were relatively unchanged at approximately $55 million for the first six months of 2006.

        The wireline segment capital expenditure intensity ratios were 25.6% and 23.4%, respectively, in the second quarter and first six months of 2006, compared with 23.7% and 20.4%, respectively, in the same periods of 2005. Wireline cash flow (EBITDA less capital expenditures) for the second quarter and first six months of 2006 was $144.9 million and $352.7 million, respectively, a decrease of approximately 30% from the same periods in 2005.

     - Wireless segment capital expenditures increased by $32.6 million in the second quarter and $34.5 million for the first six months of 2006. The increases were principally related to strategic investments in next-generation EVDO-capable higher speed wireless network technology and continued enhancement of digital wireless capacity and coverage. Capital expenditure intensity for the wireless segment was 15.5% in the second quarter and 11.4% in the first six months of 2006, as compared with 14.2% and 11.1% in the same periods last year. Wireless cash flow (EBITDA less capital expenditures) set TELUS second quarter and first half records at $293.4 million and $627.8 million, respectively, or increases of 16.6% and 18.6%, respectively, over the same periods in 2005.

     TELUS' EBITDA less capital expenditures (see Section 11.1 EBITDA for the calculation) decreased by 3.9% to $438.3 million and decreased by 5.7% to $980.5 million, respectively, in the second quarter and first six months of 2006 when compared with the same periods in 2005. The decrease resulted primarily from higher capital expenditures, partly offset by increased EBITDA.

     7.3  Cash used by financing activities

     -------------------------------------------------------------------------
     ($ millions)                   Quarters              Six-month periods
                                  ended June 30             ended June 30
                             2006     2005   Change     2006     2005   Change
     -------------------------------------------------------------------------
                            344.4    383.9  (10.3)%    711.1    455.3   56.2 %
     -------------------------------------------------------------------------

     Cash used by financing activities decreased by $39.5 million and increased by $255.8 million, respectively, in the second quarter and first six months of 2006, when compared with the same periods in 2005. Financing activities included:

     -  Proceeds from Common Shares and Non-Voting Shares issued were
        $12.5 million and $56.1 million, respectively, in the second quarter and first six months of 2006 - decreases of $43.6 million and $98.3 million, respectively, when compared with the same periods in 2005, due mainly to the exercise of a smaller number of options in 2006 and implementation of the net equity settlement feature on May 1, 2006.

     - Cash dividends paid to shareholders were $94.8 million and $190.7 million, respectively in the second quarter and first six months of 2006. In 2005, the $143.9 million cash dividends recorded for both the second quarter and six month period reflected remittance of the dividends payable April 1, 2005 and July 1, 2005 during the second quarter. The increase in cash dividends paid in the first six months 2006, when compared with the first six months of 2005, was due to the higher quarterly dividend per share (27.5 cents versus
        20 cents), partly offset by lower average shares outstanding.

     - The Company's current NCIB program came into effect on December 20, 2005 and is set to expire on December 19, 2006. During the first six months of 2006, approximately 4.7 million TELUS Common Shares and
        6.0 million TELUS Non-Voting Shares were purchased for cancellation for a total of $481.0 million. The following table outlines the shares repurchased and costs under the second NCIB program for 2006 and cumulatively.

     Second normal course issuer bid program

     -------------------------------------------------------------------------
     Shares                           Purchased for cancellation
                        ------------------------------------------------------
                            2005 Q4
                        (from Dec. 20)    2006 Q1       2006 Q2    Cumulative
     -------------------------------------------------------------------------
       Common Shares        634,469     1,783,300     2,913,600     5,331,369
       Non-Voting Shares    607,700     3,334,500     2,643,300     6,585,500
     -------------------------------------------------------------------------
       Total              1,242,169     5,117,800     5,556,900    11,916,869
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     ------------------------------------------------
     Shares
                          Maximum      Percentage of
                        permitted for     maximum
                         repurchase     repurchased
     ------------------------------------------------
       Common Shares     12,000,000        44.4 %
       Non-Voting Shares 12,000,000        54.9 %
     ------------------------------------------------
       Total             24,000,000        49.7 %
     ------------------------------------------------
     ------------------------------------------------

     -------------------------------------------------------------------------
     $ millions                            Cost of repurchase
                        ------------------------------------------------------
                            2005 Q4
                        (from Dec. 20)    2006 Q1       2006 Q2    Cumulative
     -------------------------------------------------------------------------
       Reduction of:
         Share capital         20.9          93.3          93.0         207.2
         Retained earnings     36.6         138.3         156.4         331.3
     -------------------------------------------------------------------------
       Total                   57.5         231.6         249.4         538.5
     -------------------------------------------------------------------------

        During the second quarter of 2005 under the previous NCIB program, the Company purchased approximately 3.0 million Common Shares and approximately 3.5 million Non-Voting Shares for total consideration of $272.1 million. For the first six months of 2005 under a previous NCIB program, the Company purchased approximately 5.1 million Common Shares and approximately 5.5 million Non-Voting Shares for total consideration of $430.4 million.

        The total repurchases under two NCIB programs for the period of December 20, 2004 to June 30, 2006 were approximately 15.6 million Common Shares and 18.1 million Non-Voting Shares for total consideration of $1.45 billion.

     - Long-term debt issues in 2006 included the May 2006 public issue of $300 million 5.00%, Series CB Notes at a price of $998.80 per $1,000.00 of principal, which mature in 2013. See Note 12(b) of the interim consolidated financial statements. The net proceeds of the offering were used to terminate cross currency swap agreements. The remaining debt issues in 2006 were mainly periodic draws on the TELUS Corporation credit facilities, which were offset by periodic repayments of the credit facilities. On a net basis, that amount drawn from credit facilities at June 30, 2006 was not significantly changed from March 31, 2006, but was reduced by $68.5 million since December 31, 2005.

     - The partial payment of deferred hedging liability was $309.4 million in the second quarter of 2006. In contemplation of the planned refinancing of the 2007 (U.S. Dollar) Notes, in May 2006, the Company replaced approximately 63% of the notional value of the existing cross currency interest rate swap agreements with a like amount of new cross currency interest rate swap agreements which have a lower effective fixed interest rate and a lower effective fixed exchange rate. This replacement happened concurrent with the issuance of the 2013 (Canadian Dollar) Notes; the two transactions had the composite effect of deferring, from June 2007 to June 2013, the payment of $300 million, representing a portion of the amount that would have been due either under the cross currency interest rate swap agreements or to the 2007 (U.S. Dollar) Note holders (to whom the amounts would ultimately have been paid would depend upon changes in interest and foreign exchange rates over the period to maturity of the underlying debt).

     7.4  Liquidity and capital resource measures

     -------------------------------------------------------------------------
     As at, or 12-month periods ended,
      June 30                                    2006        2005      Change
     -------------------------------------------------------------------------

     Components of debt and coverage ratios(1)
     -----------------------------------------
     ($ millions)
     Net debt                                 5,739.6     6,096.4      (356.8)
     Total capitalization - book value       12,604.0    13,264.6      (660.6)

     EBITDA excluding restructuring           3,418.4     3,358.5        59.9
     Net interest cost                          571.0       618.0       (47.0)

     Debt ratios
     -----------
     Fixed-rate debt as a proportion of
      total indebtedness (%)                     98.8        93.1     5.7 pts
     Average term to maturity of debt (years)     5.0         4.9         0.1

     Net debt to total capitalization (%)(1)     45.5        46.0   (0.5) pts
     Net debt to EBITDA(1)(3)                     1.7         1.8        (0.1)

     Coverage ratios(1)
     ------------------
     Interest coverage on long-term debt          2.9         2.6         0.3
     EBITDA(3) interest coverage                  6.0         5.4         0.6

     Other measures
     --------------
     Free cash flow ($ millions) -
      12-month trailing(2)                    1,529.8     1,398.9       130.9
     Dividend payout ratio (%)(1)                  46          40       6 pts
     -------------------------------------------------------------------------

     (1) See Section 11.4 Definition of liquidity and capital resource measures.
     (2) See Section 11.2 Free cash flow for the definition.
     (3) EBITDA excluding restructuring.

     -------------------------------------------------------------------------

     Net debt measured at June 30, 2006 decreased when compared to one-year earlier due to early redemption of $1.578 billion of Notes on December 1, 2005, partly offset by the use of cash and temporary investments (cash is netted against debt for the purposes of this calculation). Total capitalization also decreased for these reasons as well as a decrease in common equity due primarily to share repurchases under NCIB share repurchase programs. The net debt to EBITDA ratio measured at June 30, 2006 improved primarily as a result of debt reduction. The proportion of fixed-rate debt increased mainly due to the termination of fixed to floating interest rate swap agreements concurrent with the early redemption of notes in December 2005.
     Interest coverage on long-term debt improved because of lower interest expenses. The EBITDA interest coverage ratio improved by 0.5 due to lower net interest cost and improved by 0.1 due to higher EBITDA (excluding restructuring). The free cash flow measure for the twelve-month period ended June 30, 2006 increased when compared with the measure one year earlier, primarily because of increased collection of income tax and interest receivable and improved EBITDA, partly offset by higher capital expenditures. The dividend payout ratio for the twelve-month period ended June 30, 2006 was within the target guideline of 45 to 55% for net earnings, as the future income tax reduction that arose from tax rate changes in the second quarter of 2006 was largely offset by temporary expenses associated with the work stoppage in the second half of 2005. In comparison, the dividend payout ratio for the twelve-month period ending June 30, 2005 was lower than the target guideline due primarily to significant one-time tax recoveries included in net earnings.
     Long-term guidelines for certain of TELUS' liquidity measures as defined in Section 11.4 Definition of liquidity and capital resource measures are:

     -  Net debt to total capitalization of 45 to 50%
     -  Net debt to EBITDA of 1.5:1 to 2.0:1
     -  Dividend payout ratio of 45 to 55% of sustainable net earnings.


     7.5  Credit facilities

     TELUS had available liquidity from unutilized credit facilities of approximately $1.5 billion at June 30, 2006.

     -------------------------------------------------------------------------
                                                                  Outstanding
     Credit Facilities                                                undrawn
     At June 30, 2006                                                 letters
     ($ in millions)                  Expiry       Size      Drawn  of credit
     -------------------------------------------------------------------------
     Five-year revolving
      facility(1)                May 4, 2010      800.0          -          -

     Three-year revolving
      facility(1)                May 7, 2008      800.0       73.5      100.1
     Other bank facilities                 -       74.0          -        2.5
     -------------------------------------------------------------------------
     Total                                 -    1,674.0       73.5      102.7
     -------------------------------------------------------------------------

     (1) Canadian dollars or U.S. dollar equivalent.

     -------------------------------------------------------------------------

     TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.7:1 at June 30,
2006) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 6.0:1 at June 30, 2006) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.


     7.6  Accounts receivable sale


     On July 26, 2002, TCI, a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, and March 1, 2006, with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. TCI is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service Limited ("DBRS") or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of August 2, 2006. The balance of proceeds from securitized receivables was reduced from $500 million to $325 million on January 31, 2006, increased to $400 million on March 31, 2006, varied between $350 million and $535 million during the second quarter and closed at $535 million on June 30, 2006. The balance for the first six months of 2005 was constant at $150 million, which is the minimum necessary to keep this program active.


     7.7  Credit ratings


     As of August 2, 2006 TELUS and TCI investment grade credit ratings were unchanged from those reported in TELUS' annual 2005 Management's discussion and analysis in Section 7.7. On March 1, 2006, DBRS confirmed its ratings for TELUS and TCI at BBB(high) and A(low), respectively. In May 2006, Moody's Investors Service assigned its "Baa2" rating to TELUS' new public debt issue, and changed the outlook to "positive" for its "Baa2" rating of TELUS Corporation. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining and improving investment grade credit ratings in the range of BBB+ to A- or the equivalent.


     7.8 Off-balance sheet arrangements, commitments and contingent liabilities

          Financial instruments (Note 3 of the interim consolidated financial statements)


     During the first quarter of 2006, the Company entered into a hedging relationship that fixes the Company's compensation cost arising from a specific grant of restricted stock units; hedge accounting has been applied to this relationship.
     During the second quarter of 2006, the Company terminated a number of cross currency interest rate swap agreements and entered into new cross currency interest rate swap agreements in respect of the Company's U.S. Dollar Notes maturing in June 2007. The Company entered into these agreements to reduce or eliminate exposure to interest rate and foreign currency risk. Hedge accounting has been applied to the new cross currency interest rate swap agreements.
     As at June 30, 2006, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on U.S. $50 million of fiscal 2006 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the wireless segment.
     In contemplation of the planned refinancing of the debt maturing June 1, 2007, the Company has entered into forward starting interest rate swap agreements, as at June 30, 2006, that have the effect of fixing the underlying interest rate on up to $300 million of replacement debt. Hedge accounting has been applied to these forward starting interest rate swap agreements.
     The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly. The carrying amount and fair value of long-term debt are as follows:


                                          As at June 30,    As at December 31,
                                                   2006                  2005
     -------------------------------------------------------------------------
                                    Carrying       Fair   Carrying       Fair
     ($ millions)                     amount      value     amount      value
     -------------------------------------------------------------------------
     Long-term debt
       Principal                     4,730.5    5,243.0    4,644.9    5,371.6
       Derivative financial
        instruments used to manage
        interest rate and currency
        risks associated with U.S.
        dollar denominated debt
        (Hedging item maximum
        maturity date: June 2011)      987.2    1,251.8    1,154.3    1,470.5
     -------------------------------------------------------------------------
                                     5,717.7    6,494.8    5,799.2    6,842.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

          Commitments and contingent liabilities


     The Company has a $60.5 million liability recorded for outstanding commitments under its restructuring programs as at June 30, 2006. The Company's commitments and contingent liabilities, which are summarized in Note 14 of the interim consolidated financial statements, have not changed significantly in the six-month period ended June 30, 2006, except for the following:


          Deferral accounts


     On February 16, 2006, the CRTC issued Telecom Decision 2006 9, "Disposition of funds in the deferral account". In its decision the CRTC determined that the majority of the accumulated liability within the respective incumbent local exchange carrier's deferral account was to be made available for initiatives to expand broadband services within their ILEC operating territories to rural and remote communities where service is currently not available. In addition, a minimum of five per cent of the accumulated deferral account balance must be used for initiatives that enhance accessibility to telecommunication services for individuals with disabilities. To the extent that the deferral account balance exceeds the approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local residential service customers in non-high cost serving areas. Finally, the CRTC indicated that subsequent to May 31, 2006, no additional amounts are to be added to the deferral account and, instead, are to be dealt with via prospective rate reductions.


          Pay equity


     On December 16, 1994, the Telecommunications Workers Union ("TWU") filed a complaint against BC TEL, a predecessor of TELUS Communications Inc. (TCI), with the Canadian Human Rights Commission ("CHRC"), alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. As a term of the negotiated settlement between TCI and the TWU that resulted in the collective agreement effective November 20, 2005, the parties have agreed to settle this complaint without any admission of liability, on the basis that the Company will establish a pay equity fund of $10 million to be paid out during the term of the new five-year collective agreement; the TWU withdrew and discontinued this complaint on December 21, 2005. During the first quarter of 2006, the CHRC advised the Company that it accepted this settlement and that it would close its file on the complaint.


          Uncertified class action


     A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings have also been filed by, or on behalf of, plaintiffs' counsel in other provincial jurisdictions. On July 18, 2006, the Saskatchewan court declined to certify the action as a class action, but granted the plaintiffs leave to renew their application in order to further address certain statutory requirements respecting class actions. The Company believes that it has good defences to these actions. Should the ultimate resolution of these actions differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.


     7.9  Outstanding share information

     The following is a summary of the outstanding shares for each class of equity at June 30, 2006 and at July 21, 2006. In addition, for July 21, 2006 the total number of outstanding and issuable shares is presented assuming full conversion of options including those shares held in reserve, but not yet issued.

     -------------------------------------------------------------------------
     Class of equity security               Common     Non-Voting     Total
                                            Shares       Shares       Shares
     (millions of shares)                outstanding  outstanding  outstanding
     -------------------------------------------------------------------------
     At June 30, 2006
       Common equity - Common Shares
        outstanding                           179.1            -        179.1
       Common equity - Non-Voting
        Shares outstanding                        -        162.2        162.2
                                        ------------ ------------ ------------
                                              179.1        162.2      341.3(1)
                                        ------------ ------------ ------------
     At July 21, 2006
       Common equity - Common Shares
        outstanding                           179.1            -        179.1
       Common equity - Non-Voting
        Shares outstanding                        -        162.3        162.3
                                        ------------ ------------ ------------
                                              179.1        162.3        341.4
                                        ------------ ------------ ------------
     Outstanding and issuable shares(2)
      at July 21, 2006
       Common Shares and Non-Voting
        Shares outstanding                    179.1        162.3        341.4
       Options(3)                               1.3         20.3         21.6
                                        ------------ ------------ ------------
                                              180.4        182.6        363.0
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------
     -------------------------------------------------------------------------

     (1) For the purposes of calculating diluted earnings per share for the second quarter of 2006, the number of shares was 348.5.
     (2) Assuming full conversion and ignoring exercise prices.
     (3) Not reduced by any options that may be forfeited or cancelled during the period July 1 to July 21.

     -------------------------------------------------------------------------

     8.   Critical accounting estimates and accounting policy developments

     8.1  Critical accounting estimates


     TELUS' critical accounting estimates are described Section 8.1 of its 2005 annual Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     8.2  Accounting policy developments


     Accounting policies are consistent with those described in Note 1 of TELUS' annual 2005 consolidated financial statements. Commencing with the Company's 2006 fiscal year, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") for measurement of non-monetary transactions (CICA Handbook Section 3830). The Company's operations were not materially affected by the amended recommendations.


          Earnings per share; convergence with International Reporting
          Standards


     Possibly commencing in the Company's 2006 fiscal year, proposed amendments to the recommendations of the CICA for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) may have applied to the Company. In July 2006, the typescript with the current proposed amendments was withdrawn and an announcement was made indicating that an International Financial Reporting Standards-based exposure draft would be issued by the end of 2006.


          Convergence with International Reporting Standards:


     In early 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period. During 2006, the Accounting Standards Board is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. As this convergence initiative is very much in its infancy as of the date of these interim consolidated financial statements, it would be premature to currently assess the impact of the initiative, if any, on the Company.


          Other comprehensive income; Business combinations


     Amendments and proposed amendments commencing in the Company's 2007 fiscal year or later are described in Note 2 of the interim consolidated financial statements.


          Other recently issued accounting standards not yet implemented


     As described in Note 18(i) of the interim consolidated financial statements, under U.S. GAAP effective for its 2007 fiscal year, the Company is expected to be required to comply with accounting for uncertain income tax positions, as prescribed by Financial Accounting Standards Board Financial Interpretation No. 48. The Company is currently assessing the provisions of the interpretation.


     9.   Revised annual guidance for 2006


     The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as Section 10: Risks and risk management of TELUS' Management's discussion and analysis for 2005, the first quarter of 2006 and this report.
     The Company has a practice of confirming or adjusting annual guidance on a quarterly basis. There is no assurance that these assumptions or the revised 2006 financial and operating targets and projections will turn out to be accurate. Revised guidance for 2006 show below reflects the positive impact to TELUS of Federal and Alberta tax changes enacted in the second quarter as well as revised expectations for revenues, capital expenditures and wireless subscriber net additions.

     -------------------------------------------------------------------------
                           Revised guidance  Previous guidance
                               for 2006        from 2006 Q1         Change
     -------------------------------------------------------------------------
     Consolidated

       Revenues                $8.625 to          $8.6 to        increased by
                            $8.725 billion     $8.7 billion      $25 million

       EBITDA(1)               no change          $3.5 to          no change
                                               $3.6 billion

       Earnings per share                                        increased by
        - basic             $2.90 to $3.10    $2.40 to $2.60       50 cents

       Capital expenditures     Approx.           $1.5 to        increased by
                             $1.6 billion     $1.55 billion       $50 to $100
                                                                    million

       Free cash flow(2)       no change         $1.55 to          no change
                                              $1.65 billion
     -------------------------------------------------------------------------
     Wireline segment

       Revenue (external)     $4.825 to         $4.825 to       narrowed high
                            $4.850 billion    $4.875 billion     end of range
                                                                by $25 million

         Non-ILEC revenue      $650 to           $650 to        narrowed high
                             $675 million      $700 million      end of range
                                                                by $25 million

       EBITDA                  no change         $1.8 to           no change
                                              $1.85 billion

         Non-ILEC EBITDA       $25 to            $25 to         narrowed high
                             $30 million       $40 million       end of range
                                                                by $10 million

       Capital expenditures     Approx.         $1.05 to        increased by
                            $1.15 billion     $1.1 billion       $50 to $100
                                                                   million

       High-speed Internet                     More than
        net additions          no change        125,000            no change
     -------------------------------------------------------------------------
     Wireless segment

       Revenue (external)      $3.8 to           $3.775 to       increased by
                            $3.875 billion    $3.825 billion      $25 to $50
                                                                    million

       EBITDA                  no change          $1.7 to          no change
                                               $1.75 billion

       Capital expenditures    no change          Approx.          no change
                                               $450 million

       Wireless subscriber    560,000 to       More than             range
        net additions           590,000         550,000            clarified
     -------------------------------------------------------------------------

     (1) See Section 11.1 Earnings before interest taxes depreciation and amortization (EBITDA).
     (2) See Section 11.2 Free cash flow.

     -------------------------------------------------------------------------

     10.  Risks and risk management


     TELUS' approach to the management of risk has not changed significantly from that described in Section 10: Risks and risk management of the Company's 2005 annual Management's discussion and analysis. The following are significant updates to the risks described in Management's discussions and analyses for the year 2005 and the first quarter 2006.


     10.1 Regulatory

     The outcome of any existing or future regulatory reviews, proceedings, court appeals, Federal Cabinet appeals or other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.

          Review of price cap framework (Telecom Public Notice CRTC 2006-5)


     On May 9, 2006, the Canadian Radio-television and Telecommunications Commission ("CRTC") initiated a public proceeding to establish the form of regulation that will go into effect in June 2007 for incumbent local exchange carriers. TELUS is a party to the proceeding, having filed its price cap proposals and responses to CRTC questions in July 2006. An oral hearing is expected in October 2006, followed by a reply-comment period and a decision by April 2007.
     In its filings, TELUS submitted that the CRTC should adopt two key objectives to guide its overall approach to economic regulation, including its approach for developing a new price cap regime: (i) market forces should be relied upon to the maximum extent feasible as the means of achieving the telecommunications policy objectives set out in the Telecommunications Act; and (ii) regulatory measures that may still be required, including those related to price cap regulation, should be efficient and proportionate to their purpose and interfere to the minimum extent necessary with the operation of competitive market forces to the minimum extent necessary, while meeting policy objectives. There can be no assurance that TELUS' proposed changes to price cap regime beginning in June 2007 will be adopted, or that the new price cap regime will favourable for TELUS.


          Reconsideration of Telecom Decision CRTC 2005-28: Regulatory framework for voice communication services using Internet Protocol (Telecom Public Notice CRTC 2006-6)


     On May 12, 2005, the CRTC had released its decision regarding regulatory requirements for the provision of voice communication services using Internet protocol, also known as VoIP. Decision 2005-28 divided VoIP service providers into two groups: ILECs who are regulated in a manner similar to existing local service regulation; and others, including cable-TV companies, who are not be subject to price regulation. Rules with respect to access to numbers, number portability, directory listings, equal access, the winback rules, rules on promotions, bundling and price floors were extended to VoIP services. In 2005, TELUS and other ILECs jointly petitioned the Federal Cabinet to overturn Decision 2005-28, and also sought leave to appeal regulation on winbacks with the Federal Court of Appeal.
     On May 4, 2006, the Federal Cabinet issued an Order in Council that referred Decision 2005-28 back to the CRTC for further consideration and specified that the CRTC shall complete its reconsideration of the decision within 120 days (by September 2006). The Order in Council noted that the March 2006 report from the Telecommunications Policy Review Panel included the recommendation to rely on market forces to the maximum extent feasible. The Order in Council also noted VoIP technology had transformed the nature and extent of competition in telecommunications markets and recent Telecom Decisions CRTC 2005-62 and 2006-11 allowed for greater flexibility in the pricing of VoIP services provided by one incumbent telephone company.
     On May 10, 2006, in accordance with the Order in Council, the CRTC initiated a public proceeding to reconsider the appropriate regulatory regime and any other pertinent matters applicable to the provision of VoIP services. TELUS filed its comments in June 2006, emphasizing the March 2006 Telecom Review Policy Panel's recommendation that the regulation of local VoIP telephony services should interfere as little as possible with competitive market forces in order to encourage innovation and productivity. TELUS submitted that it has no unique advantages or ability to exclude competition in the provision of local VoIP telephony services and forbearance would not unduly impair the continuance of a competitive market. With respect to incumbent local exchange carriers, TELUS submitted that residential and business access-independent local VoIP services should be forborne from regulation, while residential and business access-dependent local VoIP services should be forborne where customers have access to competing services provided over the network of at least one full facilities-based provider. There can be no assurance that reconsideration of this decision will result in more favourable regulation of VoIP services for TELUS in its incumbent regions of B.C., Alberta and Eastern Quebec.


          Appeal to Federal Cabinet of Telecom Decision CRTC 2006-15:
          Forbearance from the regulation of retail local exchange services


     On May 12, 2006, TELUS and other ILECS jointly filed a petition to the Federal Cabinet, requesting that the CRTC be directed to reconsider its April 6, 2006, decision on the regulation of local telephony service, and to do so in light of the recommendations of the Telecommunications Policy Review Panel. TELUS believes that the threshold for deregulation is too high and wireless substitution for local telephony services should be considered in the forbearance decision. There can be no assurance that the Federal Cabinet will direct the CRTC to reconsider Decision 2006-15, or if directed to reconsider the decision, that the CRTC will significantly change the terms and conditions set for forbearance from regulating local telephony services.


          Approval of rates on a final basis for Access Tandem service (Telecom Decision CRTC 2006-22) and Co-location power service rates (Telecom Decision CRTC 2006-42)


     On April 27, 2006, the CRTC approved rates on a final basis for Access Tandem service retroactive to June 1, 2002. Access Tandem service provides for the exchange of originating and terminating long distance traffic of an alternative provider of long distance service. Based on this decision and current interconnection arrangements, TELUS estimates that wireline ILEC annual interconnection revenue will be reduced by approximately $10 million over the subsequent 12-month period.
     On June 30, 2006, the CRTC approved rates for co-location and power services on a final basis back to November 29, 2000. Based on this decision and current co-location and power arrangements, TELUS estimates that its wireline ILEC annual other revenue will be reduced by approximately $2 million over the subsequent 12-month period.
     Although not material in nature, TELUS' prospective wireline non-ILEC expenses are expected to be favourably impacted by the above noted decisions.
     The retroactive impacts of the above noted decisions were either previously accrued for by the Company or qualified for deferral account treatment, with adjustments reflected in the Company's second quarter financial statements. Management expects to finalize the impacts of these decisions and estimates during the remainder of 2006, but currently does not expect any possible adjustments to be material to the overall consolidated financial results.


          Filing of TELUS Retail and Competitor Quality of Service Exclusion Applications


     In June 2006, TELUS filed applications for relief from quality of service penalties for 2005 flooding in southern Alberta and the 2005 work stoppage. It is expected that a number of third parties will file comments on the Company's applications and that CRTC may have additional questions or interrogatories. The CRTC is not expected to make a decision on this matter until late this year or early 2007. There can be no assurance that TELUS will receive any relief from qualify of service penalties for the flooding and work stoppage events.


          Implementation of wireless number portability ("WNP") - Telecom Decision CRTC 2005-72


     On December 20, 2005, the CRTC issued Decision 2005-72 and directed Bell Mobility, Rogers Wireless Inc. and the wireless division of TELUS to implement wireless number portability in British Columbia, Alberta, Ontario and Quebec where local exchange carrier-to-local exchange carrier ("LEC-to-LEC") local number portability is currently in place by March 14, 2007. In other areas and for other wireless carriers, wireless number portability (where LEC-to-LEC local number portability is currently in place) for porting-out must be implemented by March 14, 2007 and for porting-in must be implemented by September 12, 2007. There is no assurance that TELUS and the other Canadian wireless carriers will be able to implement wireless number portability in the required timeframe without incurring significant additional costs and/or ongoing administration costs. Implementation of wireless number portability may result in increased migration of network access lines to wireless services, increased wireless subscriber monthly churn or additional customer retention costs for TELUS.
     WNP, when instituted in the U.S. in 2003, did not cause a large increase in churn as was initially anticipated. In addition, TELUS believes that WNP may open up an opportunity to more effectively market into the business/enterprise market in Central Canada where TELUS has a lower market share than our wireless competitors and lack of WNP is believed to have decreased its sales effectiveness. However, there can be no assurance that this will be the case.


     10.2 Human resources

          The outcome of outstanding collective bargaining at TELUS Quebec may result in increased costs, reduced productivity or work disruptions


     Negotiations between TELUS Quebec and the Syndicat quebecois des employes de TELUS continued during the second quarter for the expired collective agreement covering approximately 1,000 office, clerical and technical employees. In July 2006, a tentative agreement was signed by Company and the union, which includes certain lump sum payments, scheduled increases, the introduction of variable pay based on Company performance, and changes to other terms and conditions of employment. The tentative agreement was recommended for acceptance by the union executive, and if ratified by the union membership over the summer, the new agreement would expire in at the end of 2009. There can be no assurance that tentative agreement will be ratified, that the negotiated compensation expenses will be as planned, or that reduced productivity and work disruptions will not occur as a result of or following this collective bargaining process.


     10.3 Business integration and internal reorganizations


     On November 24, 2005, TELUS Corporation announced the integration of the wireline and wireless operations of the business into a single operating structure. This integration incorporates TELUS' customer-facing business units, technology infrastructure, operations and shared services. There is no assurance that this integration will provide the benefits and efficiencies that are planned and/or that there will not be significant difficulties in combining the two structures, which could result in a negative impact on operating and financial results.


     10.4 Process risks

          TELUS systems and processes could negatively impact financial results and customer service - Billing/revenue assurance


     TELUS continues to develop a new billing system for the wireline segment of our business, which includes re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. This customer-focused project requires extensive system development and, in itself, presents implementation risks due to the complexity of the implementation task and resource constraints. TELUS plans to implement this project in phases beginning with the implementation of consumer accounts in Alberta, with a pilot and testing planned for the third quarter of 2006. There can be no assurance that this undertaking will not negatively impact TELUS' customer service levels, competitive position and financial results. As well, significant time delays in implementing this system could negatively impact TELUS' competitive ability to quickly and effectively launch new products and services; achieve and maintain a competitive cost structure; and deliver better information and analytics to management.
     Also, as a result of system changes, staff reduction and training requirements associated with TELUS' ongoing efficiency improvement efforts, there is potential for further impact on the operations of TELUS' internal processes involved with billing that could negatively affect TELUS' earnings.


     11. Reconciliation of non-GAAP measures and definition of key operating indicators

     11.1 Earnings before interest taxes depreciation and amortization
          (EBITDA)


     TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.
     EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.


     The following is a reconciliation of EBITDA with Net income and Operating income:

     -------------------------------------------------------------------------
                                         Quarters ended     Six-month periods
                                                June 30         ended June 30
     ($ millions)                       2006       2005       2006       2005
     -------------------------------------------------------------------------
     Net income                        356.6      189.5      566.7      431.7
       Other expense (income)            9.6        0.5       13.9        2.0
       Financing costs                 127.5      168.2      254.5      306.6
       Income taxes                     18.7      106.0      134.8      176.3
       Non-controlling interest          2.6        1.7        4.7        3.3
     -------------------------------------------------------------------------
     Operating income                  515.0      465.9      974.6      919.9
       Depreciation                    335.2      330.9      674.4      660.8
       Amortization of intangible
        assets                          46.9       68.2      110.8      140.5
     -------------------------------------------------------------------------
     EBITDA                            897.1      865.0    1,759.8    1,721.2
     -------------------------------------------------------------------------


     In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow in its two reportable segments. EBITDA less capital expenditures is used for comparison to the reported results for other telecommunications companies and is subject to the potential comparability issues of EBITDA described above. EBITDA less capital expenditures is calculated for TELUS as follows:

     -------------------------------------------------------------------------
                                         Quarters ended     Six-month periods
                                                June 30         ended June 30
     ($ millions)                       2006       2005       2006       2005
     -------------------------------------------------------------------------
     EBITDA                            897.1      865.0    1,759.8    1,721.2
     Capital expenditures ("Capex")   (458.8)    (408.7)    (779.3)    (681.9)
     -------------------------------------------------------------------------
     EBITDA less capital expenditures  438.3      456.3      980.5    1,039.3
     -------------------------------------------------------------------------

     11.2 Free cash flow

     The Company has issued guidance on and reports free cash flow because it is a key measure used by management to evaluate performance of TELUS Corporation. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets, and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).
     The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

     -------------------------------------------------------------------------
                                         Quarters ended     Six-month periods
                                                June 30         ended June 30
     ($ millions)                       2006       2005       2006       2005
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                       813.0      687.7    1,486.1    1,416.1
     Cash (used) by investing
      activities                      (486.1)    (410.0)    (802.2)    (716.2)
     -------------------------------------------------------------------------
                                       326.9      277.7      683.9      699.9
       Net employee defined benefit
        plans expense                    1.3        0.4        2.9       (1.1)
       Employer contributions to
        employee defined benefit plans  45.0       22.3       75.5       59.7
       Amortization of deferred gains
        on sale-leaseback of buildings,
        amortization of deferred
        charges and other, net           7.3       (4.1)      (8.6)       0.3
       Reduction (increase) in
        securitized accounts
        receivable                    (135.0)         -      (35.0)         -
       Non-cash working capital
        changes except changes in
        taxes, interest, and
        securitized accounts
        receivable, and other          (74.2)     (89.8)      97.1      (18.7)
       Acquisition                      19.5        1.9       19.5       29.4
       Proceeds from the sale of
        property and other assets       (0.6)      (2.7)      (8.0)      (3.4)
       Other investing activities        8.4        2.1       11.4        8.3
     -------------------------------------------------------------------------
     Free cash flow                    198.6      207.8      838.7      774.4
     -------------------------------------------------------------------------

     The following shows management's calculation of free cash flow.

     -------------------------------------------------------------------------
                                         Quarters ended     Six-month periods
                                                June 30         ended June 30
     ($ millions)                       2006       2005       2006       2005
     -------------------------------------------------------------------------
     EBITDA                            897.1      865.0    1,759.8    1,721.2

     Restructuring and workforce
      reduction costs net of cash
      payments                          19.0       (1.0)       3.4      (13.3)
     Share-based compensation           12.7        7.1       21.1       10.9
     Cash interest paid               (271.5)    (293.8)    (284.6)    (306.9)
     Cash interest received              0.8       18.8       23.3       25.1
     Income taxes received (paid)       (0.7)      20.4       95.0       19.3
     Capital expenditures             (458.8)    (408.7)    (779.3)    (681.9)
     -------------------------------------------------------------------------
     Free cash flow                    198.6      207.8      838.7      774.4
     -------------------------------------------------------------------------


     11.3 Definition of key operating indicators

     These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

     Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

     Cost of acquisition ("COA") consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend). COA for the second quarter and first six months of 2006 was $120.9 million and $238.8 million, respectively. COA for the same periods in 2005 was $102.1 million and $191.9 million, respectively.

     COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

     Average revenue per subscriber unit ("ARPU") is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

     Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

     EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers. See the definition for cost of acquisition, above.

     11.4 Definition of liquidity and capital resource measures

     The following definitions are presented in the order that they appear in
Section 7.4 Liquidity and capital resource measures.

     Net debt is a non-GAAP measure whose nearest GAAP measure is the sum of Long-term debt and Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

     -------------------------------------------------------------------------
                                                                 At June 30
     ($ millions)                                             2006       2005
     -------------------------------------------------------------------------
     Current maturities of long-term debt                  1,376.4    1,581.0
     Long-term debt                                        3,354.1    4,691.1
     -------------------------------------------------------------------------
                                                           4,730.5    6,272.1

     Deferred hedging liability                              990.5      965.4
     -------------------------------------------------------------------------
     Debt                                                  5,721.0    7,237.5
     Cash and temporary investments                           18.6   (1,141.1)
     -------------------------------------------------------------------------
     Net debt                                              5,739.6    6,096.4
     -------------------------------------------------------------------------

     The deferred hedging liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations in respect of the U.S. $1,166.5 million debenture maturing June 1, 2007 and the U.S. $1,925.0 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar-denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

     Total capitalization is defined as Net debt plus Non-controlling interest and Shareholders' equity.

     Net debt to total capitalization provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

     EBITDA excluding restructuring is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring and workforce reduction costs were $84.5 million and $52.8 million respectively for the 12-month periods ended June 30, 2006 and 2005.

     Net debt to EBITDA is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities. TELUS' revised guideline range for Net debt to EBITDA is from 1.5:1 to 2.0:1.

     Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-months ending June 30, 2006 and 2005 are equivalent to reported quarterly financing costs over those periods.

     Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense divided by interest expense on long-term debt. Interest expense on long-term debt for the 12-month trailing period ending June 30, 2006 includes losses on redemption of long-term debt, while for the 12-month period ended June 30, 2005, it includes a significant accrual for estimated costs to settle a lawsuit.

     EBITDA interest coverage is defined as EBITDA excluding restructuring divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

     Dividend payout ratio is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio on a prospective basis, rather than on a trailing basis, is 45 to 55% of sustainable net earnings.

     Funded debt, in general terms, is borrowed funds less cash on hand as defined in the Company's bank agreements.



     TELUS Corporation
     consolidated statements of income
     __________________________________


     Periods ended June 30           Three months             Six months
     (millions except per
      share amounts)               2006        2005        2006        2005
     -------------------------------------------------------------------------
     OPERATING REVENUES         $ 2,135.2   $ 2,018.5   $ 4,215.7   $ 3,993.2
     -------------------------------------------------------------------------
     OPERATING EXPENSES
       Operations                 1,207.4     1,146.1     2,408.5     2,255.2
       Restructuring and
        workforce reduction costs    30.7         7.4        47.4        16.8
       Depreciation                 335.2       330.9       674.4       660.8
       Amortization of
        intangible assets            46.9        68.2       110.8       140.5
     -------------------------------------------------------------------------
                                  1,620.2     1,552.6     3,241.1     3,073.3
     -------------------------------------------------------------------------
     OPERATING INCOME               515.0       465.9       974.6       919.9
       Other expense, net             9.6         0.5        13.9         2.0
       Financing costs              127.5       168.2       254.5       306.6
     -------------------------------------------------------------------------
     INCOME BEFORE INCOME TAXES
      AND NON-CONTROLLING
      INTEREST                      377.9       297.2       706.2       611.3
       Income taxes                  18.7       106.0       134.8       176.3
       Non-controlling interests      2.6         1.7         4.7         3.3
     -------------------------------------------------------------------------
     NET INCOME AND COMMON
      SHARE AND NON-VOTING
      SHARE INCOME              $   356.6   $   189.5   $   566.7   $   431.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     INCOME PER COMMON SHARE
      AND NON-VOTING SHARE
       - Basic                  $    1.03   $    0.53   $    1.63   $    1.20
       - Diluted                $    1.02   $    0.52   $    1.62   $    1.19
     DIVIDENDS DECLARED PER
      COMMON SHARE AND
      NON-VOTING SHARE          $   0.275   $    0.20   $    0.55   $    0.40
     TOTAL WEIGHTED AVERAGE
      COMMON SHARES AND NON-
      VOTING SHARES OUTSTANDING
       - Basic                      344.9       358.1       347.1       359.1
       - Diluted                    348.5       362.4       350.6       362.9


     TELUS Corporation
     consolidated balance sheets
     ___________________________

                                                         June 30,    December
     As at (millions)                                      2006      31, 2005
     -------------------------------------------------------------------------
     ASSETS
     Current Assets
       Cash and temporary investments, net              $       -   $     8.6
       Accounts receivable                                  514.1       610.3
       Income and other taxes receivable                     24.3       103.7
       Inventories                                          115.8       138.8
       Prepaid expenses and other                           294.5       154.7
       Current portion of future income taxes                   -       226.4
     -------------------------------------------------------------------------
                                                            948.7     1,242.5
     -------------------------------------------------------------------------
     Capital Assets, Net
       Property, plant, equipment and other               7,383.8     7,339.4
       Intangible assets subject to amortization            576.0       637.5
       Intangible assets with indefinite lives            2,966.3     2,964.6
     -------------------------------------------------------------------------
                                                         10,926.1    10,941.5
     -------------------------------------------------------------------------
     Other Assets
       Deferred charges                                     925.3       850.2
       Investments                                           34.8        31.2
       Goodwill                                           3,172.3     3,156.9
     -------------------------------------------------------------------------
                                                          4,132.4     4,038.3
     -------------------------------------------------------------------------
                                                        $16,007.2   $16,222.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current Liabilities
       Cash and temporary investments, net              $    18.6   $       -
       Accounts payable and accrued liabilities           1,509.1     1,393.7
       Income and other taxes payable                         9.7           -
       Restructuring and workforce reduction accounts
        payable and accrued liabilities                      60.5        57.1
       Advance billings and customer deposits               582.6       571.8
       Current maturities of long-term debt               1,376.4         5.0
       Current portion of future income taxes                43.3           -
     -------------------------------------------------------------------------
                                                          3,600.2     2,027.6
     -------------------------------------------------------------------------
     Long-Term Debt                                       3,354.1     4,639.9
     -------------------------------------------------------------------------
     Other Long-Term Liabilities                          1,310.3     1,635.3
     -------------------------------------------------------------------------
     Future Income Taxes                                    878.2     1,023.9
     -------------------------------------------------------------------------
     Non-Controlling Interests                               25.3        25.6
     -------------------------------------------------------------------------
     Shareholders' Equity                                 6,839.1     6,870.0
     -------------------------------------------------------------------------
                                                        $16,007.2   $16,222.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     TELUS Corporation
     consolidated statements of cash flows
     _____________________________________

                                     Three months             Six months
     Periods ended June 30
      (millions)                   2006        2005        2006        2005
     -------------------------------------------------------------------------
     OPERATING ACTIVITIES
     Net income                 $   356.6   $   189.5   $   566.7   $   431.7
     Adjustments to reconcile net
      income to cash provided by
      operating activities:
       Depreciation and
        amortization                382.1       399.1       785.2       801.3
       Future income taxes           25.4       103.3       138.5       195.0
       Share-based compensation      12.7         7.1        21.1        10.9
       Net employee defined
        benefit plans expense        (1.3)       (0.4)       (2.9)        1.1
       Employer contributions
        to employee defined
        benefit plans               (45.0)      (22.3)      (75.5)      (59.7)
       Restructuring and
        workforce reduction costs,
        net of cash payments         19.0        (1.0)        3.4       (13.3)
       Amortization of deferred
        gains on sale-leaseback
        of buildings, amortization
        of deferred charges and
        other, net                   (7.3)        4.1         8.6        (0.3)
       Net change in non-cash
        working capital              70.8         8.3        41.0        49.4
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                    813.0       687.7     1,486.1     1,416.1
     -------------------------------------------------------------------------
     INVESTING ACTIVITIES
     Capital expenditures          (458.8)     (408.7)     (779.3)     (681.9)
     Acquisitions                   (19.5)       (1.9)      (19.5)      (29.4)
     Proceeds from the sale of
      property and other assets       0.6         2.7         8.0         3.4
     Change in non-current
      materials and supplies,
      purchase of investments
      and other                      (8.4)       (2.1)      (11.4)       (8.3)
     -------------------------------------------------------------------------
     Cash used by investing
      activities                   (486.1)     (410.0)     (802.2)     (716.2)
     -------------------------------------------------------------------------
     FINANCING ACTIVITIES
     Common Shares and Non-
      Voting Shares issued           12.5        56.1        45.7       144.0
     Dividends to shareholders      (94.8)     (143.9)     (190.7)     (143.9)
     Purchase of Common Shares
      and Non-Voting Shares
      for cancellation             (249.4)     (272.1)     (481.0)     (430.4)
     Long-term debt issued          662.2         4.4       842.8         4.4
     Redemptions and repayment
      of long-term debt            (362.5)      (19.3)     (615.5)      (20.3)
     Partial payment of deferred
      hedging liability            (309.4)          -      (309.4)          -
     Dividends paid by a
      subsidiary to non-
      controlling interests          (3.0)       (7.9)       (3.0)       (7.9)
     Other                              -        (1.2)          -        (1.2)
     -------------------------------------------------------------------------
     Cash used by financing
      activities                   (344.4)     (383.9)     (711.1)     (455.3)
     -------------------------------------------------------------------------
     CASH POSITION
     Increase (decrease) in
      cash and temporary
      investments, net              (17.5)     (106.2)      (27.2)      244.6
     Cash and temporary
      investments, net,
      beginning of period            (1.1)    1,247.3         8.6       896.5
     -------------------------------------------------------------------------
     Cash and temporary
      investments, net,
      end of period             $   (18.6)  $ 1,141.1   $   (18.6)  $ 1,141.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     SUPPLEMENTAL DISCLOSURE
      OF CASH FLOWS
     Interest (paid)            $  (271.5)  $  (293.8)  $  (284.6)  $  (306.9)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Interest received          $     0.8   $    18.8   $    23.3   $    25.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Income taxes received
      (paid), net               $    (0.7)  $    20.4   $    95.0   $    19.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------



     TELUS Corporation
     segmented information
     _____________________

     Three-month periods
      ended June 30                    Wireline                Wireless
     (millions)                    2006        2005        2006        2005
     -------------------------------------------------------------------------
     Operating revenues
       External revenue         $ 1,189.9   $ 1,216.5   $   945.3   $   802.0
       Intersegment revenue          24.8        21.2         5.2         5.7
     -------------------------------------------------------------------------
                                  1,214.7     1,237.7       950.5       807.7
     -------------------------------------------------------------------------
     Operating expenses
       Operations expense           728.6       731.8       508.8       441.2
       Restructuring and work-
        force reduction costs        29.8         7.4         0.9           -
     -------------------------------------------------------------------------
                                    758.4       739.2       509.7       441.2
     -------------------------------------------------------------------------
     EBITDA(1)                  $   456.3   $   498.5   $   440.8   $   366.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     CAPEX(2)                   $   311.4   $   293.9   $   147.4   $   114.8
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA less CAPEX          $   144.9   $   204.6   $   293.4   $   251.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     Three-month periods
      ended June 30                  Eliminations            Consolidated
     (millions)                    2006        2005        2006        2005
     -------------------------------------------------------------------------
     Operating revenues
       External revenue         $       -   $       -   $ 2,135.2   $ 2,018.5
       Intersegment revenue         (30.0)      (26.9)          -           -
     -------------------------------------------------------------------------
                                    (30.0)      (26.9)    2,135.2     2,018.5
     -------------------------------------------------------------------------
     Operating expenses
       Operations expense           (30.0)      (26.9)    1,207.4     1,146.1
       Restructuring and work-
        force reduction costs           -           -        30.7         7.4
     -------------------------------------------------------------------------
                                    (30.0)      (26.9)    1,238.1     1,153.5
     -------------------------------------------------------------------------
     EBITDA(1)                  $       -   $       -   $   897.1   $   865.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     CAPEX(2)                   $       -   $       -   $   458.8   $   408.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA less CAPEX          $       -   $       -   $   438.3   $   456.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------



     Six-month periods
      ended June 30                    Wireline                Wireless
     (millions)                    2006        2005        2006        2005
     -------------------------------------------------------------------------
     Operating revenues
       External revenue         $ 2,388.5   $ 2,438.7   $ 1,827.2   $ 1,554.5
       Intersegment revenue          48.3        43.8        11.1        11.5
     -------------------------------------------------------------------------
                                  2,436.8     2,482.5     1,838.3     1,566.0
     -------------------------------------------------------------------------
     Operating expenses
       Operations expense         1,469.0     1,448.4       998.9       862.1
       Restructuring and work-
        force reduction costs        44.7        16.8         2.7           -
     -------------------------------------------------------------------------
                                  1,513.7     1,465.2     1,001.6       862.1
     -------------------------------------------------------------------------
     EBITDA(1)                  $   923.1   $ 1,017.3   $   836.7   $   703.9
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     CAPEX(2)                   $   570.4   $   507.5   $   208.9   $   174.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA less CAPEX          $   352.7   $   509.8   $   627.8   $   529.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


     Six-month periods
      ended June 30                  Eliminations            Consolidated
     (millions)                    2006        2005        2006        2005
     -------------------------------------------------------------------------
     Operating revenues
       External revenue         $       -   $       -   $ 4,215.7   $ 3,993.2
       Intersegment revenue         (59.4)      (55.3)          -           -
     -------------------------------------------------------------------------
                                    (59.4)      (55.3)    4,215.7     3,993.2
     -------------------------------------------------------------------------
     Operating expenses
       Operations expense           (59.4)      (55.3)    2,408.5     2,255.2
       Restructuring and work-
        force reduction costs           -           -        47.4        16.8
     -------------------------------------------------------------------------
                                    (59.4)      (55.3)    2,455.9     2,272.0
     -------------------------------------------------------------------------
     EBITDA(1)                  $       -   $       -   $ 1,759.8   $ 1,721.2
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     CAPEX(2)                   $       -   $       -   $   779.3   $   681.9
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     EBITDA less CAPEX          $       -   $       -   $   980.5   $ 1,039.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a non-GAAP measure and is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

     (2) Total capital expenditures ("CAPEX").

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 4, 2006
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary